Financial statements and review

2nd quarter 2009



StatoilHydro

Solid performance in a demanding market

StatoilHydro's second quarter 2009, operating and financial review

StatoilHydro's second quarter 2009 net operating income was NOK 24.3 billion, compared to NOK 62.6 billion in the second quarter of 2008. The quarterly result was negatively affected by a 40% drop in oil prices, an 18% decrease in the average price of natural gas and a 9% reduction in liftings of liquids, partly offset by a 4% increase in lifted gas volumes and improved margins for natural gas.

Adjusted for certain items that management considers not to be reflective of StatoilHydro's underlying operational performance in the individual reporting period, **adjusted earnings** in the second quarter of 2009 were NOK 29.2 billion, compared to NOK 56.3 billion in the second quarter of 2008. The decrease in adjusted earnings was primarily due to lower prices and volumes of liquids and partly due to decreasing prices for natural gas. The reduction was only partly compensated by higher margins and sales volumes of natural gas.

The second quarter **net income** was NOK 0.0 billion and was mostly influenced by lower crude oil and gas prices, currency effects and an unusually high effective tax rate caused in part by tax on currency gains not reflected in the net financial items.

Adjusted earnings after tax amounted to NOK 9.0 billion, down from NOK 16.7 billion in the second quarter of 2008. The decrease is mainly due to lower oil prices and volumes, partly offset by higher income from natural gas sales and a lower effective tax rate on adjusted earnings. Adjusted earnings after tax excludes the effects of tax on net financial items, and represented an effective tax rate of 69.2% in the second quarter of 2009 and 70.3% in the second quarter of 2008.

"StatoilHydro maintains a high activity level and robust operations both in Norway and internationally. In a demanding market, our operational performance is solid. We have increased our efforts to reduce costs, and we continue to deliver good results from operations," says StatoilHydro's chief executive Helge Lund.

"Since first quarter we have started operations on important oil and gas fields such as Tyrihans in the Norwegian Sea and Tahiti and Thunder Hawk in the Gulf of Mexico and our exploration programme continues to yield good results."

"So far this year we have completed a total of 48 exploration and extension wells, 30 of which resulted in discoveries. Twenty-five of these discoveries were made on the Norwegian continental shelf," says Lund.

The CEO continues: "Although the outlook for the global economy seems somewhat less pessimistic and the balance of risks appears to have improved, the uncertainty remains high. We therefore continue to focus on operational efficiency and capital discipline, and we have the flexibility to adjust our activity level according to market development," says Lund.

In the second quarter of 2009, equity production of liquids and natural gas was 1.137 million and 708 thousand barrels of oil equivalent per day, respectively. Total equity production was 1.845 million barrels of oil equivalent per day, down 3% from the second quarter of 2008. The decrease in equity production was primarily caused by declining production from mature fields.

Performance update



In the second quarter of 2009, StatoilHydro delivered total liquids and gas entitlement **production** of 1,729 mboe per day, which is an increase of 1% compared to the 1,710 mboe per day in the second quarter of 2008. Total liftings of liquids and gas were 1,664 mboe per day in the second quarter of 2009, a 4% decrease from 1,736 mboe per day in the second quarter of 2008.

StatoilHydro delivered an extensive **exploration** programme in the second quarter of 2009. Of a total of 22 exploration wells completed before 30 June 2009, eight were drilled outside the NCS. Fourteen wells have been announced as discoveries, of which two are located outside the NCS. In the first half of 2009 StatoilHydro has completed 44 wells, 27 on the NCS and 17 internationally. A total of 27 wells have been announced as discoveries, 23 on the NCS and four internationally. An additional four wells, of which three have been declared as discoveries, have been completed since 30 June 2009.

In the second quarter of 2009, the Tyrihans field started production on the NCS and first oil was received from the Chevron-operated Tahiti field in the US Gulf of Mexico.

The StatoilHydro operated Troll field received approval from the Norwegian government on 19 June on a project to increase reserves and extend the lifetime of the field. The Goliat field also received approval from the Norwegian government on 19 June, marking the go-ahead for development of the first oil field in the Barents Sea.

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 30 June 2009 was 13.4%, compared to 23.2% for the 12 months ended 30 June 2008. The decrease was due to the reduced income and a higher average capital employed. ROACE is defined as a non-GAAP financial measure. [2]

In the second quarter of 2009, earnings per share based on net income was NOK 0.02 compared to NOK 5.89 in the second quarter of 2008. In the first half of 2009 earnings per share based on net income amounted to NOK 1.18, compared to NOK 10.91 in the first half of 2008.

Profit and loss discussion

In the second quarter of 2009, **net operating income** was NOK 24.3 billion, compared to NOK 62.6 billion in the second quarter of 2008.

Net operating income includes certain items that management considers not to be reflective of StatoilHydro's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. **Adjusted earnings** is a supplemental non-GAAP measure to StatoilHydro's IFRS measure of net operating income which management believes provides an indication of StatoilHydro's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the second quarter of 2009, lower fair value of derivatives (NOK 0.5 billion), impairment charges net of reversals (NOK 3.3 billion), underlift (NOK 1.1 billion) and other accruals (NOK 0.1 billion) negatively impacted net operating income, while higher values of products in operational storage (NOK 1.2 billion) and gain on sale of assets (NOK 0.2 billion) both had a positive impact on net operating income in the second quarter of 2009. Adjusted for these items and effects of eliminations (NOK 1.3 billion), **adjusted earnings** were NOK 29.2 billion in the second quarter of 2009.

In the second quarter of 2008 restructuring cost accruals (NOK 0.2 billion) and other accruals (NOK 0.3 billion) negatively impacted net operating income, while higher value of derivatives (NOK 3.3 billion), impairment charges net of reversals (NOK 2.1 billion), overlift (NOK 1.8 billion), higher values of products in operational storage (NOK 1.4 billion) and gain on sale of assets (NOK 0.5 billion), had a positive impact on net operating income in the second quarter of 2008. Adjusted for these items and effects of eliminations (NOK 1.3 billion), adjusted earnings were NOK 56.3 billion in the second quarter 2008.

The 48 % decrease in adjusted earnings from second quarter 2008 to second quarter 2009 was primarily due to the reduction in prices for both liquids and gas, and the decrease in volumes of liquids sold, partly compensated by increased results from sales of natural gas.

In the first half of 2009, the net operating income was NOK 59.8 billion, compared to NOK 114.1 billion in the first half of 2008.

In the first half of 2009, lower fair value of derivatives (NOK 0.6 billion), impairment charges net of reversals (NOK 5.7 billion) and underlift (NOK 0.5 billion) negatively impacted net operating income, while higher values of products in operational storage (NOK 1.7 billion), gain on sale of assets (NOK 0.5 billion) and other accruals (NOK 1.4 billion) had a positive impact on net operating income for the second quarter of 2009. Adjusted for these items and effects of inter-company eliminations (NOK 2.2 billion), adjusted earnings were NOK 65.3 billion in the first half of 2009.

In the first half of 2008 impairment charges net of reversals (NOK 0.4 billion) and other accruals (NOK 0.5 billion) negatively impacted net operating income, while higher value of derivatives (NOK 4.1 billion), gain on sale of assets (NOK 1.2 billion), overlift (NOK 0.1 billion) and higher values of products in operational storage (NOK 1.7 billion) had a positive impact on net operating income in the second quarter of 2008. Adjusted for these items adjusted earnings were NOK 107.9 billion in the first half of 2008.

The 39% decrease in adjusted earnings from first half of 2008 to first half of 2009 was primarily due to the drop in liquids prices, and was only partly offset by the higher income from sales of natural gas.

Introducing the USD as functional currency from 2009 in the parent company has led to reduced currency effects on net financial income. While taxes payable are unaffected by this change, <u>taxable</u> income exceeded consolidated <u>accounting</u> income before tax by approximately NOK 3.6 billion in the second quarter of 2009, thus contributing to a tax rate of 99.9%. Management considers this tax rate not to be reflective of the underlying tax exposure. Adjusted earnings after tax excludes net financial items and tax on net financial items and is an alternative measure which provides an indication of StatoilHydro's tax exposure to its underlying operational performance in the period, and therefore better faciliates a comparison between periods.

Adjusted earnings after tax in the second quarter of 2009 was NOK 9.0 billion, down from NOK 16.7 billion in the second quarter of 2008. In the first half of 2009, adjusted earnings after tax was NOK 19.5 billion, down from NOK 30.7 billion the same period last year. The decrease is mainly due to lower liquid prices, partly offset by higher income from natural gas sales and a lower effective tax rate on adjusted earnings. Tax on adjusted earnings amounted to 69.2% in the second quarter of 2009 and 70.3% in the second quarter of 2008, compared to 70.1% and 71.6% in the first half of 2009 and 2008, respectively.

IFRS income statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008
Total revenues and other income							
Revenues	**104.6**	170.6	(39 %)	**217.3**	328.3	(34 %)	652.0
Investment income from							
associated company	**0.6**	0.4	32 %	**0.6**	0.3	119 %	1.3
Other income	**0.0**	0.6	(95 %)	**0.1**	2.2	(94 %)	2.8
Total revenues and other income	**105.2**	171.6	(39 %)	**218.0**	330.8	(34 %)	656.0
Operating expenses							
Purchase net of inventory variation	**46.6**	81.8	(43 %)	**90.7**	159.5	(43 %)	329.2
Operating expenses	**14.0**	14.7	(5 %)	**28.0**	28.1	(0 %)	59.3
Selling, general and							
administrative expenses	**3.1**	2.3	31 %	**5.8**	5.3	9 %	11.0
Depreciation, amortisation							
and impairment	**12.8**	8.2	56 %	**24.0**	17.8	35 %	43.0
Exploration expenses	**4.4**	1.9	127 %	**9.7**	6.2	57 %	14.7
Total operating expenses	**(80.9)**	(109.0)	26 %	**(158.2)**	(216.8)	27 %	(457.2)
Net operating income	**24.3**	62.6	(61 %)	**59.8**	114.1	(48 %)	198.8
Net financial items	**(4.8)**	(0.5)	(915 %)	**(8.7)**	3.4	(354 %)	(18.4)
Income tax	**(19.5)**	(43.2)	(55 %)	**(47.1)**	(82.5)	(43 %)	(137.2)
Net income	**0.0**	18.9	(100 %)	**4.0**	35.0	(89 %)	43.3

Adjusted earnings (in NOK billion)	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Total revenues and other income adjusted	**108.1**	168.0	(36 %)	**220.4**	325.6	(32 %)	653.1
Purchase, net of inventory variation adjusted	**47.8**	83.2	(43 %)	**92.4**	161.2	(43 %)	326.3
Operating expenses adjusted	**14.5**	14.3	2 %	**29.4**	27.8	6 %	59.7
Selling, general and administrative expenses adjusted	**3.0**	2.1	38 %	**5.6**	5.1	10 %	10.5
Depreciation, amortisation and impairment adjusted	**11.2**	8.9	26 %	**22.1**	18.5	20 %	40.5
Exploration expenses adjusted	**2.4**	3.1	(23 %)	**5.6**	5.3	6 %	12.2
Adjusted earnings [11]	**29.2**	56.3	(48 %)	**65.3**	107.9	(39 %)	203.9

Adjusted earnings after tax by segment	Second quarter 2009 Adjusted earnings	Second quarter 2009 Tax on adjusted earnings	Second quarter 2009 Adjusted earnings after-tax	Second quarter 2008 Adjusted earnings	Second quarter 2008 Tax on adjusted earnings	Second quarter 2008 Adjusted earnings after-tax
(in NOK billion)						
E&P Norway	**20.7**	**15.1**	**5.6**	46.7	35.0	11.7
International E&P	**2.8**	**0.7**	**2.1**	5.9	2.8	3.1
Natural Gas	**4.2**	**3.3**	**0.8**	1.9	1.2	0.8
Manufacturing & Marketing	**1.4**	**0.9**	**0.5**	1.2	0.5	0.7
Other	**0.2**	**0.2**	**(0.1)**	0.6	0.1	0.5
Group	**29.2**	**20.2**	**9.0**	56.3	39.6	16.7

Adjusted earnings after tax by segment	First half 2009 Adjusted earnings	First half 2009 Tax on adjusted earnings	First half 2009 Adjusted earnings after-tax	First half 2008 Adjusted earnings	First half 2008 Tax on adjusted earnings	First half 2008 Adjusted earnings after-tax
(in NOK billion)						
E&P Norway	**50.4**	**37.6**	**12.8**	89.1	67.0	22.1
International E&P	**3.1**	**0.5**	**2.6**	11.9	6.4	5.5
Natural Gas	**9.2**	**7.0**	**2.2**	4.9	3.2	1.7
Manufacturing & Marketing	**3.0**	**1.4**	**1.6**	1.4	0.6	0.8
Other	**(0.4)**	**(0.8)**	**0.4**	0.6	0.0	0.4
Group	**65.3**	**45.7**	**19.5**	107.9	77.2	30.7

Financial data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Weighted average number of ordinary shares outstanding	3,184,206,446	3,186,220,758		3,184,516,025	3,186,391,062		3,185,220,293
Earnings per share	0.02	5.89	(100 %)	1.18	10.91	(89 %)	13.58
Minority interest	0.1	(0.1)	135 %	(0.3)	(0.2)	(21 %)	(0.0)
ROACE (last 12 months)	13.4 %	23.2 %	(42 %)	13.4 %	23.2 %	(42 %)	21.0 %
Cash flows provided by operating activities (NOK billion)	30.5	25.5	20 %	38.7	52.4	(26 %)	102.5
Gross investments (NOK billion)	19.8	15.8	25 %	39.3	30.7	28 %	95.4
Net debt to capital employed ratio	28.3 %	2.3 %	1153 %	28.3 %	2.3 %	1153 %	17.5 %

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Average liquids price (USD/bbl)	53.7	115.0	(53 %)	47.8	104.3	(54 %)	91.0
USDNOK average daily exchange rate	6.50	5.08	28 %	6.7	5.2	29 %	5.6
Average liquids price (NOK/bbl) [3]	349	585	(40 %)	320	542	(41 %)	513
Gas prices (NOK/scm)	1.82	2.23	(18 %)	2.21	2.12	4 %	2.40
Refining margin, FCC (USD/boe) [4]	4.8	10.0	(52 %)	5.1	8.1	(37 %)	8.2
Total entitlement liquids production (mboe per day)[5]	1,032	1,039	(1 %)	1,068	1,069	(0 %)	1,055
Total entitlement gas production (mboe per day)	696	671	4 %	763	730	5 %	696
Total entitlement liquids and gas production (mboe per day) [6]	1,729	1,710	1 %	1,831	1,799	2 %	1,751
Total equity gas production (mboe per day)	708	703	1 %	783	763	3 %	725
Total equity liquids production (mboe per day)	1,137	1,195	(5 %)	1,176	1,209	(3 %)	1,200
Total equity liquids and gas production (mboe per day)	1,845	1,898	(3 %)	1,959	1,973	(1 %)	1,925
Total liquids liftings (mboe per day)	968	1,065	(9 %)	1,049	1,056	(1 %)	1,019
Total gas liftings (mboe per day)	696	671	4 %	764	730	5 %	696
Total liquids and gas liftings (mboe per day) [7]	1,664	1,736	(4 %)	1,813	1,786	2 %	1,714
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	38.0	46.2	(18 %)	38.0	46.2	(18 %)	38.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	35.6	32.1	11 %	35.6	32.1	11 %	33.3

Total liquids and gas liftings in the second quarter of 2009 were 1,664 mboe per day, compared to 1,736 mboe per day in the second quarter of 2008. In the second quarter of 2009 there was an underlift of 49 mboe per day [5] compared to an overlift in the second quarter of 2008 of 42 mboe per day.

Total liquids and gas liftings in the first half of 2009 were 1,813 mboe per day, compared to 1,786 mboe per day in the first half of 2008. There was an underlift in the first half of 2009 of 3 mboe per day [5] compared to an overlift of 3 mboe per day in the first half of 2008.

Total liquids and gas entitlement production in the second quarter of 2009 was 1,729 mboe per day, compared to 1,710 mboe per day in the second quarter of 2008. Average equity [9] production was 1,845 mboe per day in the second quarter of 2009 compared to 1,898 mboe per day in the second quarter of 2008. Total liquids and gas entitlement production in the first half of 2009 was 1,831 mboe per day, compared to 1,799 mboe per day in the first half of 2008. Average equity production was 1,959 mboe per day in the first half of 2009 compared to 1,973 mboe per day in the first half of 2008.

The slight increase in entitlement production between the quarters as well as year to date, mainly stems from new fields coming on stream, partly offset by declining production from mature fields. The decrease in average equity production in the second quarter of 2008 compared to the second quarter of 2009 was primarily due to declining production from mature fields, various operational issues and maintenance activities, partly compensated by increased production from start up of new fields. The decrease in average equity production in the first half of 2009 compared to the first half of 2008 was primarily due to declining production from mature fields, various operational issues, maintenance activities and Opec restrictions, partly compensated by increased production from start up of new fields.

Exploration expenditure was NOK 4.0 billion in the second quarter of 2009, compared to NOK 3.7 billion in the second quarter of 2008. Exploration expenditure was NOK 9.2 billion in the first half of 2009, compared to NOK 7.6 billion in the first half of 2008. The increases were mainly due to increased exploration activities and cost. Exploration expenditure reflects exploration activities in the period.

Adjusted exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure and for certain items impacting the net operating income as described above. The adjusted exploration expenses decreased from NOK 3.1 billion in the second quarter of 2008 to NOK 2.4 billion in the second quarter of 2009 primarily because of higher capitalisation of exploration expenditures. Adjusted exploration expenses was NOK 5.6 billion in the first half of 2009 compared to NOK 5.3 billion in the first half of 2008, an increase of 6% mainly due to higher drilling activity.

Exploration (in NOK billion)	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Exploration expenditure activity	4.0	3.7	7 %	9.2	7.6	21 %	17.8
Expensed, previously capitalised exploration expenditure	2.2	0.4	423 %	4.9	2.6	86 %	4.8
Capitalised share of current period's exploration activity	(1.8)	(1.1)	(68 %)	(4.4)	(2.9)	(51 %)	(6.8)
Reversal of impairment	0.0	(1.1)	100 %	0.0	(1.1)	100 %	(1.1)
Items impacting exploration expenses	(2.0)	1.2	(267 %)	(4.1)	(0.9)	(356 %)	(2.5)
Adjusted exploration expenses [11]	2.4	3.1	(23 %)	5.6	5.3	6 %	12.2

In the second quarter of 2009, a total of 22 exploration and appraisal wells were completed, 14 on the NCS and eight internationally. Fourteen wells have been declared as discoveries. In the second quarter of 2008, a total of 27 exploration, appraisal and extension wells were completed, 15 on the NCS and 12 internationally. Fourteen wells were declared as discoveries.

In the first half of 2009, a total of 43 exploration and appraisal wells and one exploration extension well were completed, 27 on the NCS and 17 internationally. Twenty-six exploration and appraisal wells and one exploration extension well have been declared as discoveries. In the first half of 2008, a total of 45 exploration and appraisal wells and four exploration extension wells were completed, 22 on the NCS and 27 internationally. Nineteen exploration and appraisal wells and two exploration extension wells were declared as discoveries.

A number of wells completed internationally have encountered hydrocarbons. However, more extensive evaluation must be carried out before reaching and announcing a conclusion on potential commerciality.

Drilling of seven exploration and appraisal wells was ongoing at the end of second quarter 2009.

Production cost per boe was NOK 38.0 for the 12 months ended 30 June 2009, compared to NOK 46.2 for the 12 months ended 30 June 2008. [8] Based on equity [9] volumes, the production cost per boe for the two periods was NOK 35.0 and NOK 42.4, respectively.

The production cost per boe decreased mainly due to non-recurring restructuring cost relating to the merger of Statoil ASA and Hydro Petroleum in 2007, and partial reversal of the restructuring cost in the fourth quarter of 2008.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 and gas injection costs, the production cost per boe of equity production for the 12 months ended 30 June 2009 was NOK 35.6. The comparable figure for the 12 months ended 30 June 2008 was NOK 32.1. The increase is partly due to currency effects from the strengthening of USD versus NOK.

Net financial items amounted to a loss of NOK 4.8 billion in the second quarter of 2009, compared to a loss of NOK 0.5 billion in the second quarter of 2008. In the first half of 2009, net financial items amounted to a loss of NOK 8.7 billion, compared to a gain of NOK 3.4 billion in first half of 2008.

As a result of introducing USD as the new functional currency in the parent company, StatoilHydro ASA, the US dollar denominated non-current financial liabilities that impacted net foreign exchange gains and losses in prior periods, do not impact the income statement in 2009. Correspondingly, the Norwegian kroner denominated taxes payable impacting net foreign exchange gains and losses in 2009, did not have such an impact on the income statement in prior periods. Translation differences arising from changes in the USDNOK exchange rates for USD denominated financial assets and liabilities translated into presentation currency of Norwegian kroner in consolidation have been recorded to other comprehensive income in equity.

In the second quarter of 2009, net foreign exchange gains and losses amounted to a loss of NOK 0.1 billion, compared to a NOK 0.7 billion gain in the second quarter of 2008. The NOK 0.8 billion increase in cost is mostly attributable to the effects of the change in functional currency.

In the first half of 2009, net foreign exchange gains and losses amounted to a loss of NOK 1.6 billion, compared to a NOK 4.1 billion gain in the first half of 2008. The NOK 5.7 billion increase in cost is mostly attributable to the effects of the change in functional currency.

Interest and other financial expenses amounted to NOK 6.4 billion and NOK 1.9 billion in the second quarters of 2009 and 2008, respectively. The NOK 4.5 billion increase in cost is mostly related to a NOK 3.4 billion loss on derivative financial instruments in the second quarter of 2009, due to increased USD long term interest rates and a loss related to impairment of the investment in the Pernis refinery. There was a loss on derivative financial instruments of NOK 0.8 billion in the second quarter of 2008.

In the first half of 2009, interest and other financial expenses amounted to NOK 9.3 billion, compared with NOK 2.0 billion in the first half of 2008. The NOK 7.3 billion increase in cost is mostly related to a NOK 5.1 billion loss on derivative financial instruments in the first half of 2009, due to increased USD long term interest rates and a loss related to impairment of the investment in the Pernis refinery. There was no loss on derivative financial instruments in the first half of 2008.

Summarised, net financial items changed by NOK 4.3 billion from second quarter of 2008 to second quarter of 2009, primarily due to NOK 4.2 billion from changes in the fair value of financial derivatives and to some extent due to a NOK 0.8 billion foreign exchange effect and the change in functional currency in particular.

From the first half of 2008 to the first half of 2009, net financial items changed by NOK 12.1 billion, primarily due to a NOK 5.1 billion change in the fair value of financial derivatives and a NOK 5.8 billion foreign exchange effect and a change in functional currency in particular.

Exchange rates	30 June 2009	31 December 2008	30 June 2008
USDNOK	6.38	7.00	5.08
EURNOK	9.02	9.87	8.01

Income taxes were NOK 19.5 billion in the second quarter of 2009, equivalent to a tax rate of 99.9%, compared to NOK 43.2 billion in the second quarter of 2008, equivalent to a tax rate of 69.6%. The increase in the tax rate was mainly due to currency effects related to the change of functional currency for certain companies. These companies are taxable in other currencies than the functional currency. In the second quarter of 2009 the taxable income was higher than the income before tax, which increased the reported tax rate in the quarter. In addition, the effective tax rate was increased by relatively higher income from the NCS and impairments with lower than average tax rate.

In the second quarter of 2009, income before tax amounted to NOK 19.5 billion, while taxable income was estimated to be NOK 3.6 billion higher. This difference in taxable income arose in companies which are taxable in other currencies than the functional currency. Adjusted earnings after tax excludes the effects of tax on financial items, and represented a tax rate of 69.2% in the period, compared to 70.3% in the second quarter of 2008.

Composition of tax expense and effective tax rate in the second quarter of 2009	Earnings	Tax	Tax rate
Adjusted earnings	29.2	(20.2)	69.2 %
Adjustments	(4.9)	0.3	6.0 %
Net operating income	24.3	(19.9)	82.0 %
Tax on NOK 3.6 billion taxable currency gains		(1.3)	
Financial items	(4.8)	1.7	35.0 %
Net income	19.5	19.5	99.9 %

Income taxes were NOK 47.1 billion in the first half of 2009, equivalent to a tax rate of 92.2%, compared to NOK 82.5 billion in the first half of 2008, equivalent to a tax rate of 70.2%. The increase in the tax rate was mainly due to currency effects related to the change of functional currency for certain companies. These companies are taxable in other currencies than the functional currency. In the first half of 2009 the taxable income is higher than the Income before tax, which increases the tax rate in the first half. In addition, the tax rate was increased by relatively higher income from the NCS and impairments with lower than average tax rates.

In the first half of 2009, income before tax amounted to NOK 51.1 billion, while taxable income was estimated to be NOK 13.6 billion higher than income before tax. This difference in taxable income arose in companies which are taxable in a different currency than the functional currency. Adjusted earnings after tax excludes the effects of tax on financial items, and represented a tax rate of 70.1% in the period, compared to 71.6% in the first half of 2008.

Outlook

StatoilHydro's guiding for **equity production** is 1,950 mboe per day in 2009 and 2,200 mboe per day in 2012. [13] The estimate for 2009 excludes any adverse effects of potential Opec quotas. Operational regularity, gas offtake and commercial considerations related to gas sales activities represent the most significant risks to the production guidance.

Maintenance activity is expected to influence our equity production by 55-60 mboe per day in the third quarter of 2009, and around 30 mboe per day for the full year.

Capital expenditures for 2009, excluding acquisitions, are estimated at around USD 13.5 billion. Approximately 50% of the forecasted investments for 2009 are related to new assets contributing to growth in oil and gas production, while one third is related to investments in currently producing assets, and the remainder in other activities.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2009 to 2012, excluding purchases of fuel and gas for injection. For 2009, the unit production cost is expected to be in the upper end of this range.

StatoilHydro's ambition is to deliver a competitive **ROACE** compared with its peer group.

Exploration drilling is the primary tool for growing our business. The company will continue to high-grade the large portfolio of exploration assets and expects to maintain a high level of **exploration activity** in 2009, although slightly lower than in 2008. StatoilHydro expects to complete around 70 exploration and appraisal wells in 2009 and the exploration activity is estimated to be approximately USD 2.7 billion for 2009.

The year 2008 was one of the most **volatile periods seen recently in the natural gas, product, gas liquid and crude oil markets**. We anticipate that these commodity prices will continue to be volatile at least in the near term.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

Risk update


INDICATIVE EFFECTS ON 2009 RESULTS
(NOK billion)
8
24
Oil price:
+ USD 10/bbl
6
22
Gas price:
+ NOK 0.50/scm
3
11
Exchange rate:
USDNOK +0.50
(P&L effect excl
finance)
The sensitivity analysis is based on actual oil prices, actual USDNOK and estimated gas price and shows the 12 months effect of changes in parameters
Net income effect
Net operating income effect

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price received in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, StatoilHydro's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in StatoilHydro's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in the crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2009. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2008 for a more detailed discussion of risks to which StatoilHydro is exposed.

Financial risk management

StatoilHydro has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivatives and market activities in general. StatoilHydro has so far had only limited exposure towards distressed parties and instruments. The turmoil in the financial markets has not caused us to make any changes in our risk management policies, but we have tightened our practices with respect to credit risk and liquidity management. Only insignificant counterparty losses have been incurred so far. The group's exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with StatoilHydro's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels although the credit spread element for corporate issuers is still higher compared to levels existing before the financial crisis. With regard to liquidity management, focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates or with banks with AA-rating.

In accordance with our internal credit rating policy, we reassess counterparty credit risk at least annually and assess counterparties that we identify as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk and are similar to rating categories used by well known credit rating agencies, such as Standard & Poor's and Moody's.

Health, safety and the environment (HSE)

The total recordable injury frequency was 3.7 in the second quarter of 2009 compared to 5.6 in the second quarter of 2008. The serious incident frequency decreased from 2.1 in the second quarter of 2008 to 1.9 in the second quarter of 2009. There were four fatalities in the second quarter of 2009.

The total recordable injury frequency was 4.1 in the first half year of 2009 compared to 5.5 in the first half year of 2008. The serious incident frequency rate decreased from 2.4 in the first half year of 2008 to 2.1 in the first half year of 2009. There were four fatalities in the first half of 2009. One fatality occurred when a contractor fell down when dismantling the scaffolding. Three StatoilHydro employees were onboard the Air France flight 447 which disappeared over the Atlantic.

The number of accidental oil spills in the second quarter of 2009 decreased compared to the second quarter of 2008, and the volume decreased from 260 cubic metres in the second quarter of 2008 to 20 cubic metres in the second quarter of 2009.

The number of accidental oil spills in the first half of 2009 had a slight increase compared to the first half of 2008, but the volumes decreased from 276 cubic metres in the first half of 2008 to 46 cubic metres in the first half of 2009.

	Second quarter		First half		Full year
HSE	2009	2008	2009	2008	2008
Total recordable injury frequency	3.7	5.6	4.1	5.5	5.4
Serious incident frequency	1.9	2.1	2.1	2.4	2.2
Accidental oil spills (number)	93	106	190	186	401
Accidental oil spills (volume, cubic metres)	20	260	46	276	342

Important events

- On 1 April StatoilHydro and the Norwegian utility company, Statkraft, agreed to **jointly develop the 315 MW Sheringham Shoal Offshore Wind Farm** off the coast of Norfolk in the UK.
- On 2 April StatoilHydro's board **sanctioned the Caesar Tonga Project** in the Gulf of Mexico operated by Anadarko.
- On 3 April StatoilHydro **farmed into three North Sea licences** located close to the Luno and Ragnarrock discoveries.
- On 14 April StatoilHydro **acquired a 40% stake in 50 blocks from BHP Billiton** in the frontier DeSoto Canyon area of the US Gulf of Mexico.
- On 16 April StatoilHydro **executed debt capital market transactions** issuing USD 500 million 3.875% Notes due April 2014, and USD 1500 million 5.25% Notes due April 2019.
- On 20 April StatoilHydro made public **the new logo "Statoil's new lodestar"** which will adorn the group's installations and buildings after the name change from StatoilHydro to Statoil on 1 November 2009.
- On 30 April the Norwegian Ministry of Petroleum and Energy announced that StatoilHydro was **awarded 7 new production licences** in the 20th licensing round, five of which are StatoilHydro operatorships.
- On 6 May, StatoilHydro received first oil from the Chevron-operated **Tahiti** field in the US Gulf of Mexico.
- On 7 May, an employee of STS, the contractor carrying out the scaffolding work at Oseberg B platform, died after an **accidental fall**. Investigations have been completed by the Petroleum Safety Authority Norway (PSA) and StatoilHydro, and measures are being implemented to prevent similar incidents in the future.
- On 15 May Norway's National Authority for Investigation and Prosecution of Economic and Environmental Crime, Økokrim, informed that there will be **no investigations related to the international activities of former Hydro Oil & Energy**.
- On 18 May **StatoilHydro agreed with BPC Limited to become the operator of three offshore exploration licences**, Zapata, Islamorada and Falcones in the Cay Sal area of the south-western Bahamas.
- On 1 June StatoilHydro suffered three fatalities when the flight AF447 disappeared over the Atlantic ocean en route to Paris.
- On 5 June **StatoilHydro and Gazprom signed an Memorandum of Understanding (MoU)** in St. Petersburg to jointly engage in geological exploration, development and production of hydrocarbon resources in northern regions of Russia and Norway.
- On 18 June **Einar Arne Iversen** takes up the position as a **new employee representative** on the company's Board of Directors.
- On 19 June the plan for development and operation **(PDO) of Goliat** in the Barents Sea and the **Troll Modification Project** was **approved by the Norwegian parliament** (Stortinget).
- StatoilHydro enjoyed **exploration successes** in the period with 12 discoveries on the NCS and two internationally: On the NCS: PL029B Freke (April 6), PL309 Corvus S (April 23), PL052 Canon S (April 30), PL265 Ragnarrock P-Graben (May 13), PL120 Titan (May 13), PL362 Fulla sidetrack (May 25), PL312 Harepus (May 27), PL309 Corvus A (May 31), PL348 Gygrid (May 31), PL348 Gygrid sidetrack (June 13), PL326 Gro (June 20), and PL120 Titan sidetrack (June 26). Internationally: Mizzen offshore Newfoundland (April 8) and BL31 Oberon 1 offshore Angola (May 27).

Subsequent important events:

- On 1 July StatoilHydro and Scottish and Southern Energy have started some **commercial operations at the Aldbrough gas storage facility** in East Yorkshire in the UK.
- On 2 July StatoilHydro's corporate assembly announced **Jakob Stausholm** as a **new member of its Board of Directors**.
- On 7 July StatoilHydro **started production** from the **Tyrihans oil and gas field** in the Norwegian Sea.
- On 8 July StatoilHydro entered into an agreement to **acquire South Riding Point crude oil storage and transhipment terminal** located in the **Bahamas.**
- On 8 July StatoilHydro received **first oil and gas delivery from the Murphy Oil operated Thunder Hawk field in Gulf of Mexico**.
- On 20 July **production started at the Tune South satellite** which is tied back to the Oseberg field centre.
- On July 29 Anadarko Petroleum Corporation **announced a discovery at the Vito** exploration well in Mississippi Canyon in Gulf of Mexico. The well encountered around 80 metres of oil pay in subsalt Miocene sands. StatoilHydro has a 25% working interest in Vito.

E&P Norway

IFRS income statement (in NOK billion)	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Total revenues and other income	34.0	67.1	(49 %)	76.9	121.5	(37 %)	219.8
Operating expenses	6.0	6.2	(4 %)	11.6	11.9	(2 %)	23.5
Selling, general and administrative expenses	0.2	(0.1)	(291 %)	0.0	0.0	167 %	(0.1)
Depreciation, amortisation and impairment	5.8	5.8	1 %	11.8	11.6	2 %	24.0
Exploration expenses	1.4	1.4	(4 %)	2.8	2.0	39 %	5.5
Total expenses	13.4	13.3	0 %	26.3	25.5	3 %	52.9
Net operating income	20.6	53.8	(62 %)	50.6	96.0	(47 %)	166.9

Adjusted earnings [11] (in NOK billion)	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Total revenues and other income adjusted	34.6	60.0	(42 %)	77.4	114.6	(32 %)	222.0
Operating expenses adjusted	6.5	6.2	5 %	12.3	11.9	3 %	24.6
Selling, general and administrative expenses adjusted	0.2	(0.1)	300 %	0.0	0.0	0 %	(0.1)
Depreciation, amortisation and impairment adjusted	5.8	5.8	0 %	11.8	11.6	2 %	24.0
Exploration expenses adjusted	1.4	1.4	0 %	2.8	2.0	41 %	5.5
Adjusted earnings [11]	20.7	46.7	(56 %)	50.4	89.1	(43 %)	168.0

Operational data	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Operational data:							
Liquids price (USD/bbl)	53.0	114.3	(54 %)	47.4	103.9	(54 %)	91.5
Liquids price (NOK/bbl)	344.5	581.0	(41 %)	317.3	540.3	(41 %)	515.4
Transfer price natural gas (NOK/scm)	1.32	1.73	(24 %)	1.64	1.64	(0 %)	1.87
Liftings:							
Liquids (mboe per day)	685	831	(18 %)	781	824	(5 %)	808
Natural gas (mboe per day)	617	622	(1 %)	684	673	2 %	637
Total liquids and gas liftings (mboe per day)	1,302	1,453	(10 %)	1,465	1,497	(2 %)	1,445
Production:							
Entitlement liquids (mboe per day)	729	816	(11 %)	780	830	(6 %)	824
Entitlement natural gas (mboe per day)	617	622	(1 %)	683	673	2 %	637
Total entitlement liquids and gas production (mboe per day)	1,346	1,438	(6 %)	1,464	1,503	(3 %)	1,461

In the second quarter of 2009, the **net operating income** for E&P Norway was NOK 20.6 billion compared to NOK 53.8 billion in the second quarter of 2008. Net operating income was positively impacted by an unrealised gain on derivatives of NOK 0.6 billion and a change in future settlement related to a sale of licence share of NOK 0.2 billion. An underlift of NOK 0.9 billion negatively impacted the net operating income in the period. See the section "reconciliation of net income to adjusted earnings" for details.

Adjusted earnings were NOK 20.7 billion in the second quarter of 2009 compared to NOK 46.7 billion in the second quarter of 2008. The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earnings by NOK 15.7 billion and a decrease in the production of oil which negatively impacted the adjusted earnings by NOK 4.5 billion. A change in E&P Norway's transfer price of natural gas negatively impacted the adjusted earnings by NOK 3.7 billion. Also, other income was NOK 0.5 billion lower due to lower income from earn out agreements, sales and administration cost were NOK 0.3 billion higher, operating expenses were NOK 0.2 billion higher and depreciation, amortisation and impairment were NOK 0.1 billion higher.

In the second quarter of 2009, exploration expenses was unchanged compared to last year.

In the first half of 2009, the **net operating income** for E&P Norway was NOK 50.6 billion compared with NOK 96.0 billion in the first half of 2008. Net operating income was negatively impacted by by an unrealised loss on derivates of NOK 0.5 billion and an underlift of 0.1 billion. Net operating income was positively impacted by a change in future settlement related to a sale of a licence share of NOK 0.4 billion and a refund of historic gas purchase of NOK 0.3 billion.

Adjusted earnings were NOK 50.5 billion in the first half of 2009 compared to NOK 89.1 billion in the first half of 2008. The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earnings by NOK 31.5 billion and a decrease in the production of oil which negatively impacted the adjusted earnings by NOK 5.4 billion. Also exploration expenses were NOK 0.8 billion higher due to increased activity, operating income was NOK 0.4 billion lower due to lower income from earn out agreements, operating expenses were NOK 0.4 higher and depreciation, amortisation and impairment were NOK 0.2 billion higher.

Average daily lifting of liquids decreased from 831 mboe per day in the second quarter of 2008 to 685 mboe per day in the second quarter of 2009. Average daily lifting of liquids decreased from 824 mboe per day in the first half of 2008 to 781 mboe per day in the first half of 2009.

Average daily production of liquids decreased from 816 mboe per day in the second quarter of 2008 to 729 mboe per day in the second quarter of 2009. Average daily production of liquids decreased from 830 mboe per day in the first half of 2008 to 780 mboe per day in the first half of 2009. The decrease in liquids production was mainly related to expected decline at several fields, temporary shut-down of well S-4 at Kristin, shut down of injection wells at Statfjord, temporary reduced production capacity at Kvitebjørn due to problems with hydraulic master valves, riser problems at Snorre and turnarounds. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit and new production from Alve, Volve, Vilje and Yttergryta.

Average daily production of gas decreased from 622 mboe per day in the second quarter of 2008 to 617 mboe per day in the second quarter of 2009. The decrease was mainly related to lower offtake of Oseberg gas in the second quarter of 2009 compared to 2008, temporary reduced production capacity at Kvitebjørn due to problems with hydraulic master valves, decline in several fields, temporary shut down of well S-4 at Kristin and turnarounds. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit, increased gas export from Troll and new production from Alve. Average daily production of gas increased from 673 mboe per day in the first half of 2008 to 684 mboe per day in the first half of 2009. The increase of gas production is mainly due to build up of production at Ormen Lange and Snøhvit, new production from Alve and higher offtake of gas at Troll.

Exploration expenditure (including capitalised exploration expenditure) were NOK 2.6 billion in the second quarter of 2009, compared to NOK 1.7 billion in the second quarter of 2008, mainly due to increased drilling activities and more complicated wells.

Exploration expenditure (including capitalised exploration expenditure) were NOK 2.7 billion in the first half of 2009, compared to NOK 3.5 billion in the second quarter of 2008, mainly due to more wells being drilled.

Exploration expenses were NOK 1.4 billion in the second quarter of 2009, the same as in the second quarter of 2008. In the second quarter of 2009, 14 exploration and appraisal wells were completed on the NCS. Of these, 12 exploration and appraisal wells were discoveries. In the second quarter of 2008, 12 exploration and appraisal wells and three exploration extensions were completed on the NCS, of which nine exploration wells and one exploration extension were discoveries.

Exploration expenses were NOK 2.8 billion in the first half of 2009 compared to NOK 2.0 billion in the first half of 2008, mainly due to increased activity. In the first half of 2009, 26 exploration and appraisal wells and one exploration extension were completed on the NCS. Of these, 22 exploration and appraisal wells and one exploration extension were discoveries. In the first half of 2008, 18 exploration and appraisal wells and four exploration extensions were completed on the NCS, of which 13 exploration and appraisal wells and two exploration extensions were discoveries.

Drilling of four exploration and appraisal wells was ongoing at the end of the second quarter of 2009. One exploration and one appraisal well have been completed since 30 June 2009. Both were discoveries.

Important Events:

- On 3 April StatoilHydro **farmed into three North Sea licences** located close to the Luno and Ragnarrock discoveries.
- On 30 April the Ministry of Petroleum and Energy announced that StatoilHydro has been awarded **7 new production licenses, 5 as operator and 2 as partner** in the 20th Licensing Round.
- On 7 May, an employee of STS, the contractor carrying out the scaffolding work at Oseberg B platform, operated by StatoilHydro died after an **accidental fall**. Investigations have been completed by the Petroleum Safety Authority Norway (PSA) and StatoilHydro, and measures are being implemented to prevent similar incidents in the future.
- On June 19 the plan for development and operation **(PDO) of Goliat** in the Barents Sea and the **Troll Modification Project** was **approved by the Norwegian parliament** (Storting).
- On 19 June Kvitebjørn production was back to full capacity after changing actuators on all hydraulic master valves.
- **Exploration successes** in the period included 12 discoveries: PL029B Freke (April 6), PL309 Corvus S (April 23), PL052 Canon S (April 30), PL265 Ragnarrock P-Graben (May 13), PL120 Titan (May 13), PL362 Fulla sidetrack (May 25), PL312 Harepus (May 27), PL309 Corvus A (May 31), PL348 Gygrid (May 31), PL348 Gygrid sidetrack (June 13), PL326 Gro (June 20), and PL120 Titan sidetrack (June 26).

Subsequent Important Events:

- On July 7 StatoilHydro **started production** from the **Tyrihans oil and gas field** in the Norwegian Sea.
- On July 14 it was assessed that planned well modifications will allow **7 mmbl of oil and one billion scm of associated gas to be recovered from Vega South**.
- On July 17 **gas was proven at Idun North** in the Norwegian Sea.
- On July 20 **production started at the Tune South satellite,** which is tied back to the Oseberg field centre.
- On July 23 an **appraisal well was completed** on the shallow **Peon gas discovery in the North Sea**.

International E&P

| IFRS income statement | Second quarter | | | First half | | | Full year |
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008
Total revenues and other income	**10.7**	14.3	(25 %)	**18.8**	27.0	(30 %)	46.1
Purchase, net of inventory variation	**0.6**	0.5	26 %	**0.7**	0.7	3 %	1.7
Operating expenses	**1.8**	1.6	7 %	**3.3**	2.9	16 %	5.6
Selling, general and administrative expenses	**0.6**	0.9	(33 %)	**1.5**	1.5	(2 %)	3.2
Depreciation, amortisation and impairment	**3.6**	1.3	181 %	**7.6**	4.0	92 %	13.7
Exploration expenses	**3.0**	0.5	506 %	**6.9**	4.1	66 %	9.2
Total expenses	**9.5**	4.7	101 %	**20.0**	13.2	52 %	33.3
Net operating income	**1.2**	9.6	(88 %)	**(1.1)**	13.8	(108 %)	12.8

| Adjusted earnings [11] | Second quarter | | | First half | | | Full year |
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008
Total revenues and other income adjusted	**10.9**	12.4	(12 %)	**19.1**	24.9	(23 %)	45.1
Purchase, net of inventory variation adjusted	**0.6**	0.5	26 %	**0.7**	0.7	3 %	0.0
Operating expenses adjusted	**1.8**	1.3	30 %	**3.2**	2.7	21 %	6.0
Selling, general and administrative expenses adjusted	**0.6**	0.9	(33 %)	**1.5**	1.5	(2 %)	3.2
Depreciation, amortisation and impairment adjusted	**4.2**	2.2	92 %	**7.9**	4.9	62 %	11.6
Exploration expenses adjusted	**1.0**	1.7	(39 %)	**2.8**	3.2	(15 %)	6.7
Adjusted earnings [11]	**2.8**	5.9	(53 %)	**3.1**	11.9	(74 %)	17.7

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Liquids price (USD/bbl)	55.2	117.1	(53 %)	48.5	105.2	(54 %)	88.7
Liquids price (NOK/bbl)	358.5	595.3	(40 %)	324.4	547.1	(41 %)	499.3
Liftings:							
Liquids (mboe per day)	283	234	21 %	269	231	16 %	211
Natural gas (mboe per day)	80	49	64 %	80	57	39 %	59
Total liquids and gas liftings (mboe per day)	362	283	28 %	349	289	21 %	270
Production:							
Entitlement liquids (mboe per day)	303	223	36 %	288	239	21 %	232
Entitlement natural gas (mboe per day)	80	49	64 %	80	57	39 %	59
Total entitlement liquids and gas production (mboe per day)	383	272	41 %	368	296	24 %	290
Total equity gas production (mboe per day)	91	81	13 %	100	90	11 %	88
Total equity liquids production (mboe per day)	408	379	8 %	395	379	4 %	376
Total equity liquids and gas production (mboe per day)	499	460	9 %	495	469	6 %	465

In the second quarter of 2009 the **net operating income** for International E&P was NOK 1.2 billion compared to NOK 9.6 billion in the second quarter of 2008. Impairment charges were NOK 1.4 billion, consisting of NOK 2.0 billion affecting exploration and a reversal of NOK 0.6 billion affecting depreciation and amortisation. In second quarter 2008 there was a reversal of impairments of NOK 2.1 billion. In addition, we had an underlift of NOK 0.2 billion while in second quarter 2008 there was on overlift of NOK 1.2 billion. See the section "reconciliation of net income to adjusted earnings" for details.

Adjusted earnings were NOK 2.8 billion in the second quarter of 2009, compared to NOK 5.9 billion in the second quarter of 2008. The decrease was mainly due to a 40% decrease in realised liquids and gas prices measured in NOK, which contributed NOK 6.3 billion. In addition, there was an increase of NOK 2.0 billion in depreciation and amortisation costs and NOK 0.5 billion increase in operating expenses. The decrease was partly compensated by higher entitlement production constituting NOK 4.9 billion and a NOK 0.7 billion decrease in exploration expenses. In general, adjusted revenues and costs were considerably impacted by the 28% strengthening of the US dollar versus NOK from second quarter 2008 to second quarter 2009.

Net operating income for International E&P in the first half of 2009 was negative NOK 1.1 billion, compared to NOK 13.8 billion in the first half of 2008. Impairment charges were NOK 3.8 billion, consisting of NOK 4.1 billion affecting exploration and reversal of NOK 0.3 billion affecting depreciation and amortisation. In the first half of 2008 there was zero net impact of impairments. In addition, we had an underlift of NOK 0.4 billion which also had a negative impact compared with an overlift of NOK 0.7 billion in the first half of 2008. See the section "reconciliation of net income to adjusted earnings" for details.

Considering these items, **adjusted earnings** were NOK 3.1 billion in the first half of 2009, compared to NOK 11.9 billion in the second half of 2008. The decrease was mainly due to a 53% decrease in realised liquids and gas prices measured in NOK, constituting NOK 11.2 billion. In addition there was an increase of NOK 3.0 billion in depreciation and amortisation, and a NOK 0.5 billion increase in operating expenses. The decrease was partly compensated by higher entitlement production contributing NOK 5.6 billion and NOK 0.5 billion decreased in exploration expenses. In general, adjusted revenues and costs were considerably impacted by the 29% strengthening of the US dollar versus NOK from the first half of 2008 to the first half of 2009.

Average daily lifting of liquids and gas increased from 283 mboe per day in the second quarter of 2008 to 362 mboe per day in the second quarter of 2009.

Average daily lifting of liquids and gas increased from 289 mboe per day in the first half of 2008 to 349 mboe per day in the first half of 2009.

Average daily entitlement production of liquids and gas was 383 mboe per day in the second quarter of 2009, compared to 272 mboe per day in the second quarter of 2008. There was an average negative Production Sharing Agreement (PSA) effect on entitlement production of 116 mboe per day in the second quarter of 2009, compared to 188 mboe in the second quarter of 2008.

Average daily entitlement production of liquids and gas was 368 mboe per day in the first half of 2009, compared to 296 mboe per day in the first half of 2008. There was an average negative PSA effect on entitlement production of 127 mboe per day in the first half of 2009, compared to 173 mboe in the first half of 2008.

Average daily equity production of liquids increased from 379 mboe per day in the second quarter of 2008 to 408 mboe per day in the second quarter of 2009. The increase in liquids production was mainly related to the start-up of the production on the Agbami field in Nigeria, Saxi-Batuque in Angola, South Pars in Iran and Tahiti in the Gulf of Mexico. The increase was partly offset by reduced volumes from the Libya field Murzuq, mainly due to reduced ownership share, and decreased production from Girassol/Jasmin in Angola.

Average daily equity production of liquids increased from 379 mboe per day in the first half of 2008 to 395 mboe per day in the first half of 2009. The increase in liquid production was mainly related to start-up of the Agbami field in Nigeria, Saxi-Batuque in Angola, South Pars in Iran and Tahiti in the Gulf of Mexico. The increase was partly offset by decreased production from Girassol/Jasmin, reduced ownership interest in Murzuq, and Opec restrictions.

Average daily equity production of gas increased from 81 mboe per day in the second quarter of 2008 to 91 mboe per day in the second quarter of 2009. The increase was mainly related to increased gas production from the Independence Hub in the Gulf of Mexico.

Average daily equity gas production increased from 90 mboe per day in the first half of 2008 to 100 mboe per day in the first half of 2009. The increase is related to higher gas production from the Independence Hub in the Gulf of Mexico.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.4 billion in the second quarter of 2009, compared to NOK 2.0 billion in second quarter of 2008. The decrease was mainly due to lower drilling activity, reduced spending on seismic and lower pre-sanction cost. The decrease is partly offset by the higher USDNOK exchange rate.

Exploration expenditure was unchanged at NOK 4.1 billion in the first half of 2009 compared to the first half of 2008. There was an increase in drilling activity, which was counterbalanced by reduced seismic spending and pre-sanction cost.

Adjusted exploration expenses were NOK 1.0 billion in the second quarter of 2009, compared to NOK 1.7 billion in the second quarter of 2008. The decrease was mainly due to lower drilling activity, reduced spending on seismic and lower pre-sanction cost, partly offset by the higher USDNOK exchange rate.

Adjusted exploration expenses were NOK 2.8 billion in the first half of 2009, compared to NOK 3.2 billion in the first half of 2008. The decrease was mainly due to reduced drilling activity, seismic spending and pre-sanction costs, partly offset by increased capitalization and the higher USDNOK exchange rate.

In the second quarter of 2009, eight exploration and appraisal wells were completed internationally. Two wells have been announced as discoveries. In the second quarter of 2008, 12 wells were completed internationally, of which four was declared as discoveries.

In the first half of 2009, 17 exploration and appraisal wells were completed internationally, and four wells have been declared as discoveries. In the first half of 2008, 27 wells were completed internationally, of which six wells were declared as discoveries.

A number of completed wells have encountered hydrocarbons but need more thorough evaluation before final conclusions on potential commerciality can be made.

Drilling in three exploration and appraisal wells was ongoing at the end of the second quarter of 2009.

Important events:

- On 2 April StatoilHydro's board **sanctioned the Caesar Tonga Project** in the Gulf of Mexico operated by Anadarko.
- On 14 April StatoilHydro **acquired a 40% stake in 50 blocks from BHP Billiton** in the frontier DeSoto Canyon area of the US Gulf of Mexico.
- On 17 April StatoilHydro reached a mutual agreement to **transfer full responsibility for the abandonment of the Lufeng field** in the South China Sea to the Chinese National Offshore Oil Company (CNOOC).
- On 6 May, StatoilHydro received first oil from the Chevron-operated **Tahiti** field in the US Gulf of Mexico.
- On May 18 **StatoilHydro agreed with BPC Limited to become the operator of three offshore exploration licences**, Zapata, Islamorada and Falcones in the Cay Sal area of the southwestern Bahamas.
- On June 5 **StatoilHydro and Gazprom signed an MoU** in St. Petersburg to jointly engage in geological exploration, development and production of hydrocarbon resources in northern regions of Russia and Norway.
- **Announced discoveries** in the period; Mizzen offshore Newfoundland (April 8) and BL31 Oberon 1 offshore Angola (May 27).

Subsequent important events:

- On July 8 StatoilHydro received **first oil and gas delivery** from Murphy Oil operated **Thunder Hawk field in the Gulf of Mexico**.
- On July 29 Anadarko Petroleum Corporation **announced a discovery** at the Vito exploration well in Mississippi Canyon in Gulf of Mexico. The well encountered around 80 metres of oil pay in subsalt Miocene sands. StatoilHydro has a 25% working interest in Vito.

Natural Gas

IFRS income statement (in NOK billion)	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Total revenues and other income	22.1	20.3	9 %	56.3	46.8	20 %	110.8
Purchase, net of inventory variation	12.8	16.7	(24 %)	36.6	37.3	(2 %)	80.9
Operating expenses	3.6	3.3	8 %	7.6	6.5	18 %	13.8
Selling, general and a dministrative expenses	0.3	0.3	(7 %)	0.4	0.6	(36 %)	1.3
Depreciation, amortisation and impairment	0.5	0.6	(18 %)	0.9	1.0	(16 %)	2.3
Total expenses	17.1	20.9	(18 %)	45.5	45.4	0 %	98.3
Net operating income	5.1	(0.6)	991 %	10.9	1.4	656 %	12.5

Adjusted earnings [11] (in NOK billion)	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Total revenues and other income adjusted	21.2	22.5	(6 %)	54.6	50.0	9 %	109.8
Purchase, net of inventory variation adjusted	12.8	16.7	(24 %)	36.6	37.3	(2 %)	80.9
Operating expenses adjusted	3.6	3.2	11 %	7.6	6.4	20 %	13.6
Selling, general and administrative expenses adjusted	0.3	0.3	(7 %)	0.4	0.6	(36 %)	1.3
Depreciation, amortisation and impairment adjusted	0.5	0.4	28 %	0.9	0.8	4 %	2.1
Adjusted earnings [11]	4.2	1.9	115 %	9.2	4.9	86 %	11.9

Operational data	Second quarter 2009	Second quarter 2008	Second quarter Change	First half 2009	First half 2008	First half Change	Full year 2008
Operational data:							
Natural gas sales StatoilHydro entitlement (bcm)	9.6	9.4	2 %	21.1	20.5	3 %	50.8
Natural gas sales (third-party volumes) (bcm)	1.7	0.8	124 %	3.4	2.5	37 %	5.9
Natural gas sales (bcm)	11.3	10.2	11 %	24.5	22.9	7 %	45.2
Natural gas sales on commission	0.3	0.3	5 %	0.7	0.6	14 %	1.8
Natural gas price (NOK/scm)	1.82	2.23	(18 %)	2.21	2.12	4 %	2.40
Transfer price natural gas (NOK/scm)	1.32	1.73	(24 %)	1.64	1.64	(0 %)	1.87
Regularity at delivery point	100%	100%	0 %	100%	100%	0 %	100%

In the second quarter of 2009 the **net operating income** for Natural Gas was NOK 5.1 billion, compared to a loss of NOK 0.6 billion in the second quarter of 2008. The increase was mainly derived from a positive movement in the derivatives and increased gas sale volumes, partly offset by decreased gas sale prices. Also, improved trading results and the strengthening of EUR and USD against NOK contributes to the increase.

Adjusted for a NOK 0.6 billion gain on derivatives (favourable movement in forward prices for our derivatives in second quarter of 2009) and NOK 0.3 billion in reversal of impairment of investments in the second quarter of 2009 (see the section "reconciliation of net income to adjusted earnings" for details), **adjusted earnings** were NOK 4.2 billion in the second quarter of 2009, compared to NOK 1.9 billion in the second quarter of 2008. The volume weighted average sales price decreased by 18% amounting to NOK 3.9 billion, of which the decrease in European piped gas price contributed NOK 3.3 billion.

Adjusted earnings in **Processing and transport** were NOK 1.8 billion, compared to NOK 1.8 billion in the second quarter of 2008. Processing and transport revenues increased by NOK 0.2 billion, offset by an increase in fixed operating expenses and depreciation charges of NOK 0.2 billion.

Adjusted earnings in **Marketing and trading** were NOK 2.4 billion, compared to NOK 0.1 billion in the second quarter of 2008. Marketing and trading income decreased by NOK 1.5 billion, mainly due to decreased sales prices (NOK 3.9 billion). The cost of goods sold decreased by NOK 3.5 billion, and the operating expenses decreased by NOK 0.1 billion. Selling and administrative expenses were reduced by NOK 0.1 billion.

In the first half of 2009 the **net operating income** was NOK 10.9 billion, compared to NOK 1.4 billion in the first half of 2008. The net operating income in the period was affected by a NOK 1.4 billion gain on derivatives and a NOK 0.3 billion reversal of impairment of investments.

Adjusted earnings were NOK 9.2 billion in the first half of 2009, compared to NOK 4.6 billion in the first half of 2008. The volume weighted average sales price increased by 4%, amounting in total to NOK 1.9 billion, of which the increase in European piped gas price contributed NOK 1.7 billion.

Adjusted earnings in **Processing and transport** were NOK 4.0 billion in the first half of 2009, compared to NOK 3.8 billion in the first half of 2008. Processing and Transport revenue increased by NOK 0.5 billion, while fixed operating expenses and depreciation increased by NOK 0.3 billion.

Adjusted earnings in **Marketing and trading** were NOK 5.2 billion in the first half of 2009, compared to NOK 1.2 billion in the first half of 2008. Marketing and trading income increased by NOK 4.0 billion, mainly due to increased gas price and trading of NOK 1.9 billion. In addition, the cost of goods decreased by NOK 0.5 billion from the first half of 2008 to the first half of 2009.

Natural gas sales volumes for the second quarter of 2009 were 11.3 billion standard cubic metres (bcm), compared to 10.2 bcm in the second quarter of 2008, an increase of 11%. Of the total gas sales in the second quarter of 2009, there was 9.6 bcm of entitlement gas and 0.6 bcm from the SDFI share of US gas sales, while in the second quarter of 2008, 9.4 bcm was entitlement gas and 0.4 bcm was the SDFI share of US gas sales.

Natural gas sales volumes for the first half of 2009 were 24.5 bcm, compared to 22.9 bcm in the first half of 2008, an increase of 7%. Of the total gas sale for the first half in 2009, there was 21.1 bcm of entitlement gas and 1.3 bcm from the SDFI's share of US gas sale, while in the first half of 2008, 20.5 bcm was entitlement gas and 1.0 bcm was the SDFI share of US gas sale.

The sale of natural gas from the In Salah field in Algeria is reported by International E&P. Shah Deniz (Azerbaijan) volumes and Gulf of Mexico volumes are reported in full by the Natural Gas business segment. However, only the Natural Gas's share of revenues and costs related to these volumes are included in the accounts.

In the second quarter of 2009 **the volume weighted average sales price** was NOK 1.82 per scm (USD 7.39 per million British thermal units), compared to NOK 2.23 per scm (USD 11.58 mmbtu) in the second quarter of 2008, a decrease of 18%.

In the first half of 2009 the volume weighted average sales price was NOK 2.21 per scm (USD 8.71 mmbtu), compared to NOK 2.12 per scm (USD 10.75 mmbtu) in the second half of 2008, an increase of 4%.

Important events:

- **On July 1 StatoilHydro and Scottish and Southern Energy have started some commercial operations at the Aldbrough gas storage facility in East Yorkshire in the UK.**

Manufacturing & Marketing

IFRS income statement (in NOK billion)	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Total revenues and other income	79.2	141.4	(44 %)	156.9	267.7	(41 %)	531.3
Purchase, net of inventory variation	72.5	134.7	(46 %)	142.2	254.9	(44 %)	501.4
Operating expenses	3.2	3.0	5 %	5.0	5.9	(14 %)	14.7
Selling, general and administrative expenses	2.1	2.0	6 %	4.2	3.8	10 %	8.6
Depreciation, amortisation and impairment	2.8	0.5	461 %	3.4	0.9	257 %	2.1
Total expenses	80.6	140.2	(43 %)	154.8	265.6	(42 %)	526.8
Net operating income	(1.4)	1.2	(215 %)	2.1	2.1	(1 %)	4.5

Adjusted earnings [11] (in NOK billion)	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Total revenues and other income adjusted	80.9	142.6	(43 %)	158.4	268.5	(41 %)	530.5
Purchase, net of inventory variation adjusted	73.7	136.1	(46 %)	143.9	256.6	(44 %)	498.6
Operating expenses adjusted	3.2	3.0	5 %	6.3	5.9	8 %	13.4
Selling, general and administrative expenses adjusted	2.0	1.8	13 %	4.0	3.6	10 %	8.1
Depreciation, amortisation and impairment adjusted	0.6	0.5	20 %	1.2	0.9	25 %	2.1
Adjusted earnings [11]	1.4	1.2	15 %	3.0	1.4	113 %	8.3

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
FCC margin (USD/bbl)	4.8	10.0	(52 %)	5.1	8.1	(37 %)	8.2
Contract price methanol (EUR/tonne)	147	295	(50 %)	153	393	(61 %)	344

In the second quarter of 2009 the **net operating loss** for Manufacturing & Marketing was a NOK 1.4 billion loss compared with a positive net operating income of NOK 1.2 billion in the second quarter of 2008. The net operating income reduction is partly due to a NOK 2.2 billion write-down of a refinery asset, NOK 0.5 billion higher loss on inventory hedge positions which do not qualify for hedge accounting, and NOK 0.2 billon lower gain from price increase on our operational storage. See the section "reconciliation of net income to adjusted earnings" for details.

In the first six months of 2009 net operating income was NOK 2.1 billion, the same as in the first six months of 2008. The result is partly impacted   by the NOK 2.2 billion write-down of a refinery assets and a NOK 0.7 billion higher loss on inventory hedge positions which do not qualify for hedge accounting, which was partly offset by the NOK 1.3 billion reversal in first quarter 2009 of a take-or-pay contract accrued for in the third quarter of 2008.

Adjusted earnings were NOK 1.4 billion in the second quarter of 2009, compared to NOK 1.2 billion in the second quarter of 2008. The increase was due to strong trading results, partly offset by lower refining margins and methanol prices. In the first six months of 2009 adjusted earnings were NOK 3.0 billion, compared to NOK 1.4 billion in the first six months of 2008. The increase was due to strong trading results, partly offset by lower refining margins and methanol prices.

Adjusted earnings in **Oil sales, trading and supply** were NOK 1.5 billion in the second quarter of 2009, compared to NOK 0.1 billion in the second quarter of 2008. The increase was mainly due to good trading results in all units, especially from storage strategies in a situation where forward prices are higher than spot market prices.

In the first six months of 2009 adjusted earnings were NOK 2.7 billion, compared to a NOK 0.4 billion loss in the first six months of 2008. The increase was mainly due to good trading results in all units, especially from storage strategies in a situation where forward prices are higher than spot market prices, and also due to lower currency losses on inventories.

Adjusted earnings in **Manufacturing** were a loss of NOK 0.5 billion in the second quarter of 2009, compared to a earnings of NOK 0.8 billion in the second quarter of 2008. The decrease was due to lower refining margins and methanol prices, as well as higher costs.

In the first six months of 2009 adjusted earnings were loss of NOK 0.3 billion, compared to postive adjusted earnings of NOK 1.3 billion in the first six months of 2008. The decrease was mainly due to lower refining margins and methanol prices.

Adjusted earnings in **Energy and retail** were NOK 0.4 billion in the second quarter of 2009, compared to adjusted earnings of NOK 0.3 billion in the second quarter of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes. In the first six months of 2009 adjusted earnings were NOK 0.6 billion, compared to NOK 0.5 billion in the first six months of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes.

Important events:

- On July 8 StatoilHydro entered into an agreement to **acquire the South Riding Point crude oil storage and transhipment terminal** located in the **Bahamas.** The agreement is dependent on fulfilment of certain criteria including approval from relevant government authorities.

Liquidity and capital resources

Cash flows provided by operating activities amounted to NOK 30.5 billion in the second quarter of 2009, compared to NOK 25.5 billion in the second quarter of 2008. The NOK 5.0 billion increase was mainly due to NOK 18.1 billion lower tax payments, changes in working capital contributing NOK 12.8 billion more in the second quarter of 2009 and positive changes in other non-current items related to operating activities of NOK 5.4 billion when compared to the second quarter of 2008. These items were largely offset by NOK 31.3 billion in lower cash flows from underlying operations.

Cash flows provided by operating activities amounted to NOK 38.7 billion **in the first half** of 2009, compared to NOK 52.4 billion in the first half of 2008. The NOK 13.7 billion decrease was mainly due to NOK 47.1 billion in lower cash flow from underlying operations, partly offset by changes in working capital contributing NOK 29.8 billion more in the first half of 2009, NOK 2.4 billion lower tax payments and positive changes in other non-current items related to operating activities of NOK 1.3 billion when compared to the first half of 2008.

Condensed cash flow statement (in NOK billion)	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
Cash flows from underlying operations	37.8	69.1	(31.3)	88.9	136.0	(47.1)	239.9
Cash flows from (to) changes in working capital	20.4	7.7	12.8	(1.3)	(31.1)	29.8	(3.8)
Taxes paid	(31.8)	(49.9)	18.1	(49.7)	(52.1)	2.4	(139.6)
Other changes	4.1	(1.3)	5.4	0.9	(0.4)	1.3	6.1
Cash flows provided by operations	30.5	25.5	5.0	38.7	52.4	(13.7)	102.5
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	(13.1)
Additions to PP&E and intangible assets	(18.9)	(15.5)	(3.3)	(38.6)	(29.8)	(8.8)	(76.2)
Proceeds from sales	0.1	1.0	(1.0)	0.2	4.0	(3.8)	5.4
Other changes	(0.8)	0.0	(0.9)	(0.8)	0.1	(1.0)	(1.9)
Cash flows to investments	(19.6)	(14.5)	(5.2)	(39.3)	(25.6)	(13.7)	(85.8)
Net change in long-term borrowing	12.2	0.0	12.2	36.7	(2.0)	38.7	(0.3)
Net change in short-term borrowing	(3.2)	3.3	(6.6)	(6.5)	4.4	(10.9)	10.4
Dividends paid	(23.1)	(27.1)	4.0	(23.1)	(27.1)	4.0	(27.1)
Other changes	0.1	(0.1)	0.3	0.1	(0.2)	0.3	(0.1)
Cash flows used in financing activities	(13.9)	(23.9)	9.9	7.2	(24.9)	32.1	(17.0)
Net increase (decrease) in cash flows	(3.1)	(12.8)	9.8	6.6	1.9	4.7	(0.3)

Cash flows used in investing activities amounted to NOK 19.6 billion in the second quarter of 2009, compared to NOK 14.5 billion in the second quarter of 2008. The NOK 5.2 billion increase stems from NOK 3.3 billion in increased capital expenditures related to property plant and equipment, NOK 1.0 billion less in proceeds from sales, and NOK 0.9 billion in other cash flow changes to investments.

Cash flows used in investing activities amounted to NOK 39.3 billion **in the first half** of 2009, compared to NOK 25.6 billion in the first half of 2008. The NOK 13.7 billion increase stems from NOK 8.8 billion in increased capital expenditures related to property, plant and equipment, NOK 3.8 billion less in proceeds from sales, and NOK 1.0 billion in other cash flow changes to investments.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 19.8 billion in the second quarter of 2009, compared to NOK 15.8 billion in the second quarter of 2008 and NOK 39.3 billion in the first half of 2009 compared to NOK 30.7 billion in the first half of 2008.

Gross investments (in NOK billion)	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008
- E&P Norway	**9.4**	7.7	22 %	**19.1**	15.6	23 %	34.9
- International E&P	**8.3**	6.0	38 %	**16.1**	11.0	46 %	48.7
- Natural Gas	**0.4**	0.3	16 %	**0.7**	0.8	(14 %)	2.0
- Manufacturing & Marketing	**1.4**	1.4	(2 %)	**2.6**	2.8	(9 %)	8.5
- Other	**0.3**	0.3	3 %	**0.8**	0.4	82 %	1.3
Gross investment	**19.8**	15.8	25 %	**39.3**	30.7	28 %	95.4

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments (in NOK billion)	Second quarter		First half		Full year
	2009	2008	2009	2008	2008
Cash flows to investments	**19.6**	14.5	**39.3**	25.6	85.8
Proceeds from sales of assets	**0.1**	1.0	**0.2**	4.0	5.4
Other changes in non-current loans granted and JV balances	**0.1**	0.3	**(0.2)**	1.1	4.2
Gross investments	**19.8**	15.8	**39.3**	30.7	95.4

Cash flows used in financing activities in the second quarter of 2009 amounted to negative NOK 13.9 billion, compared to negative NOK 23.9 billion in the second quarter of 2008. The NOK 9.9 billion decrease was mainly related to new bonds issued, amounting to NOK 12.2, and NOK 4.0 billion less dividend paid in 2009 in addition to other changes amounting to NOK 0.3 billion, partly offset by repayment of short-term borrowings of NOK 3.2 billion in the second quarter of 2009 compared with an increase in short-term borrowings in the second quarter of 2008 of NOK 3.3 billion.

Cash flow used in financing activities for the first half of 2009 amounted to positive NOK 7.2 billion, compared to negative NOK 24.9 billion for the six months ended 30 June 2008. The NOK 32.1 billion decrease was mainly related to NOK 38.7 billion in net changes in long-term borrowing, NOK 4.0 billion in less dividend paid in 2009, and NOK 0.3 billion in other changes, partly offset by repayment of short-term borrowings by NOK 6.5 billion in the first half of 2009, compared with an increase in short-term borrowings in the first half of 2008 of NOK 4.4 billion.

Gross financial liabilities were NOK 102.2 billion at 30 June 2009, compared to NOK 50.1 billion at 30 June 2008. The NOK 52.1 billion increase was mainly related to increased non-current financial liabilities of NOK 52.4 billion.

The increase in non-current financial liabilities was mostly attributable to new bonds issued of GBP 800 million due March 2031, EUR 1.2 billion due March 2021, EUR 1.3 billion due March 2015, USD 0.5 billion due April 2014 and USD 1.5 billion due April 2019, corresponding to a total of NOK 41.1 billion.

The parent company changed its functional currency effective 1 January 2009 from Norwegian kroner to US dollar. The currency fluctuation reserve related to US dollar denominated liabilities has consequently been reduced by NOK 18.6 billion.

Net financial liabilities [10] were negative NOK 75.6 billion at 30 June 2009, compared to negative NOK 4.2 billion at 30 June 2008. The negative change of NOK 71.4 billion was mainly related to an increase in gross financial liabilities of NOK 52.0 billion, in combination with a decrease in cash, cash equivalents and current financial investments of NOK 13.4 billion and an increase in adjustments by NOK 6.0 billion.

The net debt to capital employed ratio was 28.3% at 30 June 2009, compared to 2.3% at 30 June 2008. The 26.1% increase was mainly related to an increase of net financial liabilities of NOK 71.4 billion, in combination with an increase in capital employed of NOK 81.3 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments amounted to NOK 29.7 billion at 30 June 2009, compared to NOK 43.0 billion at 30 June 2008. The NOK 13.3 billion decrease was mainly due to a decrease in cash inflows from revenues in 2009 compared to 2008, in combination with higher net investments in 2009 compared with 2008.

Cash and cash equivalents were NOK 24.5 billion at 30 June 2009, compared to NOK 20.1 billion at 30 June 2008. Current financial investments, which is part of our cash management, amounted to NOK 5.2 billion at 30 June 2009, compared to NOK 22.9 billion at 30 June 2008.

Current items (total current assets less total current liabilities) increased by NOK 5.3 billion from NOK 1.9 billion at 30 June 2008 to NOK 7.2 billion at 30 June 2009.

The change was due to a decrease in current liabilities such as accounts payable of NOK 9.8 billion, accounts payable related parties of NOK 5.6 billion, taxes payable of NOK 28.8 billion, commodity derivatives of NOK 11.2 and an increase in current asset such as financial derivatives of 3.5 billion and cash and cash equivalents of NOK 4.3 billion. These factors were mostly offset by a decrease in current assets such as inventory of NOK 3.4 billion, accounts receivable of NOK 25.6 billion, commodity derivatives of NOK 12.3, and current financial investments of 17.7 billion.

Use and reconciliation of non-GAAP financial measures

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in StatoilHydro's 2008 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings
- Adjusted earnings after tax
- Return on average capital employed after tax (ROACE)
- Adjusted production cost
- Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to StatoilHydro's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to StatoilHydro's IFRS measures that provides an indication of StatoilHydro's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:
- Adjustments are made for changes in the unrealised **fair value of derivatives** not accounted for as hedges. StatoilHydro uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and that the way it corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
- **Operational storage** includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
- **Gain or loss from sale of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Other items of income and expense** are also adjusted when the impact on income in the period are not reflective of StatoilHydro's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either usual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

A new functional currency in the parent company and certain subsidiaries has resulted in reduced currency gains and losses included in net financial items. While taxes payable (and current tax expense) are unaffected by this change, taxable income exceeded consolidated IFRS income before tax by approximately NOK 3.6 billion, thus contributing to a very high tax rate in the second quarter of 2009.

The measure **adjusted earnings after tax** excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to StatoilHydro's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denomiated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better faciliates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of StatoilHydro which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equals the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

We use **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation [11] (in NOK billion, except percentages)	Twelve months ended		
	30 June 2009	30 June 2008	31 December 2008
Net income for the last 12 months	12.3	55.7	43.3
After-tax net financial items for the last 12 months	18.4	(7.3)	6.4
Net income adjusted for financial items after tax (A1)	30.7	48.4	49.7
Adjustment for restructuring costs and other costs arising from the merger	(0.4)	4.2	-0.4
Net income adjusted for restructuring costs and other costs arising from the merger (A2)	30.4	52.6	49.3
Calculated average capital employed:			
Average capital employed before adjustments (B1)	229.3	208.3	236.4
Average capital employed (B2)	226.6	204.9	233.3
Calculated ROACE:			
Calculated ROACE based on average capital employed before adjustments (A1/B1)	13.4 %	23.2 %	21.0 %
Calculated ROACE based on average capital employed (A1/B2)	13.6 %	23.6 %	21.3 %
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	13.4 %	25.7 %	21.1 %

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

Reconcilliation of overall operating	For the three months ended							
expenses to production cost [11]	2009		2008				2007	
(in NOK billion)	30 June	31 Mar	31 Dec	30 Sept	30 June	31 March	31 Dec	30 Sept
Operating expenses, StatoilHydro Group	**14.0**	13.9	16.2	15.1	14.7	13.4	22.7	12.4
Deductions of costs not relevant								
to production cost calculation								
1) Business Areas non-upstream	**6.3**	6.7	8.5	8.4	6.8	6.5	8.5	5.2
Total operating expenses upstream	**7.7**	7.2	7.6	6.7	7.9	6.9	14.2	7.2
2) Operation over/underlift	**(0.1)**	0.3	(0.4)	(0.6)	0.6	(0.1)	(0.1)	0.2
3) Transportation pipeline/vessel upstream	**1.4**	1.4	1.3	1.2	1.1	1.2	2.1	1.3
4) Miscellaneous items	**0.1**	0.0	0.5	0.1	0.1	0.0	0.1	0.0
Total operating expenses upstream								
excl. over/underlift & transportation	**6.4**	5.5	6.3	6.1	6.0	5.8	12.1	5.6
Total production costs last 12 months	**24.3**	23.9	24.2	30.0	29.5			
5) Grane gas purchase	**0.2**	(0.0)	0.6	0.2	0.5	0.5	0.4	0.4
6) Restructuring costs from the merger	**0.0**	0.0	(1.6)	0.0	0.0	0.0	5.3	0.0
7) Gain/loss on sales of assets	**(0.2)**	(0.3)	0.8	0.0	0.0	0.0	0.0	0.0
Total operating expenses upstream								
for adjusted cost per barrel calculation	**6.4**	5.8	6.6	5.9	5.5	5.2	6.3	5.2

Production cost summary [11]	Twelve months ended 30 June			
	Entitlement production		Equity production	
(in NOK per boe)	2009	2008	2009	2008
Calculated production cost	**38.0**	46.2	35.0	42.4
Calculated production cost, excluding restructuring cost from the merger	**40.6**	37.9	37.3	34.8
Calculated production cost, excluding restructuring and gas injection cost	**38.7**	34.9	35.6	32.1

The calculated **net debt to capital employed ratio** is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK billion, except percentages)	Twelve months ended 30 June 2009	Twelve months ended 30 June 2008	Full Year 2008
Total shareholders' equity	189.0	180.1	214.1
Minority interest	2.4	2.0	2.0
Total equity and minority interest (A)	191.4	182.0	216.1
Short-term debt	12.0	12.4	20.7
Long-term debt	90.2	37.8	54.6
Gross interest-bearing debt	102.2	50.1	75.3
Cash and cash equivalents	24.5	20.1	18.6
Current financial investments	5.2	22.9	9.7
Cash and cash equivalents and current financial investments	29.7	43.0	28.4
Net debt before adjustments (B1)	72.5	7.1	46.9
Other interest-bearing elements	5.6	0.1	1,857
Marketing instruction adjustment	(1.6)	(1.3)	(1,741)
Adjustment for project loan	(0.9)	(1.7)	(1,070)
Net interest-bearing debt (B2)	75.6	4.2	46.0
Normalisation for cash-build up before tax payment (50% of tax payment)	0.0	0.0	-
Net interest-bearing debt (B3)	75.6	4.2	46.0
Calculation of capital employed:			
Capital employed before adjustments to net interest-bearing debt (A+B1)	269.4	189.3	264.8
Capital employed before normalisation for cash build-up for tax payment (A+B2)	267.0	186.2	262.0
Capital employed (A+B3)	267.0	186.2	262.0
Calculated net debt to capital employed:			
Net debt to capital employed before adjustments (B1/(A+B1))	26.9 %	3.8 %	17.7 %
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	28.3 %	2.3 %	17.5 %
Net debt to capital employed (B3/(A+B3))	28.3 %	2.3 %	17.5 %

Reconciliation of adjusted earnings to net operating income

The following tables specify the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

StatoilHydro group

Items impacting net operating income (in NOK billion)	Second quarter			First half		
	2009	**2008**	**Change**	**2009**	**2008**	**Change**
Net operating income	**24.3**	62.6	(61 %)	**59.8**	114.1	(48 %)
Total revenues and other income	**2.9**	(3.6)	181 %	**2.4**	(5.2)	146 %
Change in fair value of derivatives	**(1.2)**	(4.5)	73 %	**(0.9)**	(4.9)	82 %
Inefficient hedge of inventories	**1.7**	1.2	42 %	**1.5**	0.8	88 %
Impairment of investments	**0.0**	0.0	-	**0.0**	0.4	(100 %)
Reversal of impairment of investments	**(0.3)**	0.0	-	**(0.3)**	0.0	-
Over/underlift	**1.4**	(2.1)	167 %	**0.3**	(0.3)	195 %
Gain/Loss on sales of assets	**0.0**	0.5	(100 %)	**0.0**	(1.2)	100 %
Eliminations	**1.3**	1.3	0 %	**1.8**	0.0	-
Purchase net of inventory variation	**(1.2)**	(1.4)	14 %	**(1.7)**	(1.7)	0 %
Operational storage effects	**(1.2)**	(1.4)	14 %	**(1.7)**	(1.7)	0 %
Operating expenses	**(0.5)**	0.4	(225 %)	**(1.5)**	0.3	(598 %)
Over/underlift	**(0.3)**	0.3	(200 %)	**0.2**	0.2	(9 %)
Other adjustments	**0.0**	0.1	(100 %)	**(0.3)**	0.1	(396 %)
Accrual for take of pay contract	**0.0**	0.0	-	**(1.3)**	0.0	-
Eliminations	**0.0**	0.0	-	**0.4**	0.0	-
Gain/Loss on sales of assets	**(0.2)**	0.0	-	**(0.5)**	0.0	-
Selling, general and administrative expenses	**0.1**	0.2	(50 %)	**0.2**	0.2	0 %
Restructuring costs	**0.0**	0.2	(100 %)	**0.0**	0.2	(100 %)
Other adjustments	**0.1**	0.0	-	**0.2**	0.0	-
Depreciation, amortisation and impairment	**1.6**	(0.7)	329 %	**1.9**	(0.7)	371 %
Impairment	**2.2**	0.0	-	**2.6**	0.0	-
Other adjustments	**0.0**	0.2	(100 %)	**0.0**	0.2	(100 %)
Reversal of impairment	**(0.6)**	(0.9)	33 %	**(0.7)**	(0.9)	22 %
Exploration expenses	**2.0**	(1.2)	267 %	**4.1**	0.9	356 %
Impairment	**2.0**	0.0	-	**4.1**	2.1	95 %
Reversal of impairment	**0.0**	(1.2)	100 %	**0.0**	(1.2)	100 %
Sum of adjustments	**4.9**	(6.3)	178 %	**5.4**	(6.2)	187 %
Adjusted earnings	**29.2**	56.3	(48 %)	**65.3**	107.9	(39 %)

E&P Norway Items impacting net operating income (in NOK billion)	Second quarter			First half		
	2009	2008	Change	2009	2008	Change
Net operating income	20.6	53.8	(62 %)	50.6	96.0	(47 %)
Total revenues and other income	0.6	(7.1)	108 %	0.5	(6.9)	107 %
Change in fair value of derivatives	(0.6)	(6.5)	91 %	0.5	(7.5)	107 %
Over/underlift	1.2	(0.6)	295 %	(0.0)	0.6	(108 %)
Operating expense	(0.4)	0.0	-	(0.6)	0.0	-
Over/underlift	(0.3)	0.0	-	0.1	0.0	-
Gain/Loss on sales of assets	(0.2)	0.0	-	(0.4)	0.0	-
Other adjustments	0.0	0.0	-	(0.3)	0.0	-
Sum of adjustments	0.1	(7.1)	102 %	(0.2)	(6.9)	97 %
Adjusted earnings	20.7	46.7	(56 %)	50.4	89.1	(43 %)

International E&P Items impacting net operating income (in NOK billion)	Second quarter			First half		
	2009	2008	Change	2009	2008	Change
Net operating income	1.2	9.6	(88 %)	(1.1)	13.8	(108 %)
Total revenues and other income	0.2	(1.9)	111 %	0.3	(2.1)	114 %
Over/underlift	0.2	(1.5)	113 %	0.3	(0.9)	133 %
Gain/Loss on sales of assets	0.0	(0.4)	100 %	0.0	(1.2)	100 %
Operating expense	0.0	0.3	(100 %)	0.1	0.2	(50 %)
Over/underlift	0.0	0.3	(100 %)	0.1	0.2	(50 %)
Depreciation, amortisation and impairment	(0.6)	(0.9)	33 %	(0.3)	(0.9)	67 %
Impairment	0.0	0.0	-	0.4	0.0	-
Reversal of impairment	(0.6)	(0.9)	33 %	(0.7)	(0.9)	22 %
Exploration expenses	2.0	(1.2)	267 %	4.1	0.9	356 %
Impairment	2.0	0.0	-	4.1	2.1	95 %
Reversal of impairment	0.0	(1.2)	100 %	0.0	(1.2)	100 %
Sum of adjustments	1.6	(3.7)	143 %	4.2	(1.9)	321 %
Adjusted earnings	2.8	5.9	(53 %)	3.1	11.9	(74 %)

Natural Gas

Items impacting net operating income (in NOK billion)	Second quarter			First half		
	2009	2008	Change	2009	2008	Change
Net operating income	**5.1**	(0.6)	991 %	**10.9**	1.4	656 %
Total revenues and other income	**(0.9)**	2.2	(141 %)	**(1.7)**	3.2	(153 %)
Change in fair value of derivatives	**(0.6)**	2.2	(127 %)	**(1.4)**	2.8	(150 %)
Impairment of Investments	**0.0**	0.0	-	**0.0**	0.4	(100 %)
Reversal of impairment of investments	**(0.3)**	0.0	-	**(0.3)**	0.0	-
Operating expense	**0.0**	0.1	(100 %)	**0.0**	0.1	(100 %)
Other adjustments	**0.0**	0.1	(100 %)	**0.0**	0.1	(100 %)
Depreciation, amortisation and impairment	**0.0**	0.2	(100 %)	**0.0**	0.2	(100 %)
Restructuring costs	**0.0**	0.0	-	**0.0**	0.0	-
Other adjustments	**0.0**	0.2	(100 %)	**0.0**	0.2	(100 %)
Sum of adjustments	**(0.9)**	2.5	(136 %)	**(1.7)**	3.5	(149 %)
Adjusted earnings	**4.2**	1.9	115 %	**9.2**	4.9	86 %

Manufacturing and Marketing

Items impacting net operating income (in NOK billion)	Second quarter			First half		
	2009	2008	Change	2009	2008	Change
Net operating income	**(1.4)**	1.2	(215 %)	**2.1**	2.1	(1 %)
Total revenues and other income	**1.7**	1.2	42 %	**1.5**	0.8	88 %
Change in fair value of derivatives	**0.0**	0.0	-	**0.0**	0.0	-
Inefficient hedge of inventories	**1.7**	1.2	42 %	**1.5**	0.8	88 %
Purchase net of inventory variation	**(1.2)**	(1.4)	14 %	**(1.7)**	(1.7)	0 %
Operational storage result	**(1.2)**	(1.4)	14 %	**(1.7)**	(1.7)	0 %
Operating expense	**0.0**	0.0	-	**(1.3)**	0.0	-
Accrual for take or pay contract	**0.0**	0.0	-	**(1.3)**	0.0	-
Selling, general and administrative expenses	**0.1**	0.2	(50 %)	**0.2**	0.2	0 %
Restructuring costs	**0.0**	0.2	(100 %)	**0.0**	0.2	(100 %)
Other adjustments	**0.1**	0.0	-	**0.2**	0.0	-
Depreciation, amortisation and impairment	**2.2**	0.0	-	**2.2**	0.0	-
Impairment	**2.2**	0.0	-	**2.2**	0.0	-
Sum of adjustments	**2.8**	0.0	-	**0.9**	(0.7)	229 %
Adjusted earnings	**1.4**	1.2	15 %	**3.0**	1.4	113 %

Reconciliation of net income to adjusted earnings after tax

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		Second quarter		First half	
		2009	2008	2009	2008
Net operating income (NOI)	A	24.3	62.6	59.8	114.1
Tax on NOI		19.9	43.9	46.4	81.0
NOI after tax	C = A-B	4.4	18.7	13.4	33.0
Adjustments	D	4.9	(6.3)	5.4	(6.2)
Tax on adjustments	E	0.3	(4.3)	(0.7)	(3.8)
Adjusted earnings after tax	F = C+D-E	9.0	16.7	19.5	30.7
Net financial items	G	(4.8)	(0.5)	(8.7)	3.4
Tax on net financial items	H	(0.4)	(0.6)	0.5	1.5
Net income	I = C+G-H	0.0	18.9	4.0	35.0

End Notes

1. After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section "Return on average capital employed after tax" for a reconciliation of the numerator. See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. StatoilHydro's second quarter 2009 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

2. For a definition of non-GAAP financial measures and use of ROACE, see report section "Use and reconciliation of non-GAAP measures".

3. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

4. FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

5. A total of 15.4 mboe per day in the second quarter of 2009 and 15.3 mboe in the second quarter of 2008 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

6. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

7. Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

8. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5. For normalisation of production cost, see table under report section "Normalised production cost".

9. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

10. Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.

11. These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.

12. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of StatoilHydro and also holds major investments in other entities. This ownership structure means that StatoilHydro participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

   StatoilHydro purchases liquids and natural gas from the Norwegian State, represented by SDFI (The States Direct Financial Interest). In addition, StatoilHydro is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

   All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

13. The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

Forward-looking statements

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; impact of facility maintenance activities; expected start-up dates for projects and expected production and capacity of projects; expectations of the synergies produced by our recent acquisitions; the expected impact of the current financial crisis on our financial position to obtain short term and long term financing; the projected levels of risk exposure with respect to financial counterparties; the expected impact of USDNOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; the actions of competitors; the actions of field partners; industrial actions by workers; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial statements
2nd quarter 2009

CONSOLIDATED STATEMENTS OF INCOME

(in NOK million)	For the three months ended 30 June 2009 (unaudited)	For the three months ended 30 June 2008 (unaudited)	For the six months ended 30 June 2009 (unaudited)	For the six months ended 30 June 2008 (unaudited)	For the year ended 31 December 2008
REVENUES AND OTHER INCOME					
Revenues	**104,629**	170,608	**217,260**	328,304	651,977
Net income (loss) from associated companies	**590**	446	**610**	279	1,283
Other income	**29**	581	**133**	2,228	2,760
Total revenues and other income	**105,248**	171,635	**218,003**	330,811	656,020
OPERATING EXPENSES					
Purchases [net of inventory variation]	**(46,622)**	(81,834)	**(90,734)**	(159,451)	(329,182)
Operating expenses	**(14,003)**	(14,671)	**(27,952)**	(28,052)	(59,349)
Selling, general and administrative expenses	**(3,059)**	(2,339)	**(5,796)**	(5,304)	(10,964)
Depreciation, amortisation and impairment losses	**(12,830)**	(8,233)	**(24,001)**	(17,780)	(42,996)
Exploration expenses	**(4,421)**	(1,945)	**(9,681)**	(6,171)	(14,697)
Total operating expenses	**(80,935)**	(109,022)	**(158,164)**	(216,758)	(457,188)
Net operating income	**24,313**	62,613	**59,839**	114,053	198,832
FINANCIAL ITEMS					
Net foreign exchange gains (losses)	**(130)**	729	**(1,630)**	4,141	(32,563)
Interest income and other financial items	**1,776**	718	**2,234**	1,258	12,207
Interest and other finance expenses	**(6,438)**	(1,919)	**(9,311)**	(1,973)	1,991
Net financial items	**(4,792)**	(472)	**(8,707)**	3,426	(18,365)
Income before tax	**19,521**	62,141	**51,132**	117,479	180,467
Income tax	**(19,495)**	(43,225)	**(47,137)**	(82,523)	(137,197)
Net income	**26**	18,916	**3,995**	34,956	43,270
Attributable to:					
Equity holders of the company	**77**	18,771	**3,744**	34,748	43,265
Minority interest	**(51)**	145	**251**	208	5
	26	18,916	**3,995**	34,956	43,270
Earnings per share for income attributable					
to equity holders of the company - basic and diluted	**0.02**	5.89	**1.18**	10.91	13.58
Dividend declared and paid per ordinary share	**7.25**	8.50	**7.25**	8.50	8.50
Weighted average number					
of ordinary shares outstanding	**3,184,206,446**	3,186,220,758	**3,184,516,025**	3,186,391,062	3,185,953,538

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in NOK million)	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)	2008
Net income	**26**	18,916	**3,995**	34,956	43,270
Foreign currency translation differences	**(302)**	(447)	**(5,733)**	(4,218)	30,880
Actuarial gains (losses) on employee retirement benefit plans	**751**	0	**(399)**	589	(7,945)
Change in fair value of available for sale financial assets	**0**	(644)	**(66)**	(1,069)	(1,362)
Income tax on income and expense recognised directly in equity	**92**	160	**201**	(91)	(802)
Other comprehensive income	**541**	(931)	**(5,997)**	(4,789)	20,771
Total comprehensive income	**567**	17,985	**(2,002)**	30,167	64,041
Attributable to:					
Equity holders of the company	**618**	17,840	**(2,253)**	29,959	64,036
Minority interest	**(51)**	145	**251**	208	5
	567	17,985	**(2,002)**	30,167	64,041

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 30 June 2009 (unaudited)	At 30 June 2008 (unaudited)	At 31 December 2008
ASSETS			
Non-current assets			
Property, plant and equipment	**332,588**	277,235	329,841
Intangible assets	**59,195**	43,661	66,036
Investments in associated companies	**12,031**	10,153	12,640
Deferred tax assets	**1,921**	681	1,302
Pension assets	**28**	1,621	30
Financial investments	**12,920**	15,581	16,465
Derivative financial instruments	**0**	585	2,383
Financial receivables	**4,362**	3,604	4,914
Total non-current assets	**423,045**	353,121	433,611
Current assets			
Inventories	**18,743**	22,125	15,151
Trade and other receivables	**58,070**	82,976	69,931
Current tax receivable	**1,368**	861	3,840
Derivative financial instruments	**23,726**	32,546	27,505
Financial investments	**5,211**	22,924	9,747
Cash and cash equivalents	**24,452**	20,104	18,638
Total current assets	**131,570**	181,536	144,812
TOTAL ASSETS	**554,615**	534,657	578,423

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 30 June 2009 (unaudited)	At 30 June 2008 (unaudited)	At 31 December 2008
EQUITY AND LIABILITIES			
Equity			
Share capital	**7,972**	7,972	7,972
Treasury shares	**(12)**	(6)	(9)
Additional paid-in capital	**41,466**	41,374	41,450
Additional paid-in capital related to treasury shares	**(684)**	(434)	(586)
Retained earnings	**128,750**	148,801	147,998
Other reserves	**11,472**	(17,626)	17,254
StatoilHydro shareholders' equity	**188,964**	180,081	214,079
Minority interest	**2,403**	1,957	1,976
Total equity	**191,367**	182,038	216,055
Non-current liabilities			
Financial liabilities	**90,181**	37,791	54,606
Deferred tax liabilities	**72,190**	72,354	68,144
Pension liabilities	**22,028**	19,205	25,538
Assets retirement obligations, other provisions and other liabilities	**54,515**	43,655	54,359
Total non-current liabilities	**238,914**	173,005	202,647
Current liabilities			
Trade and other payables	**58,689**	74,849	61,200
Current tax payable	**48,204**	77,053	57,074
Financial liabilities	**11,971**	12,374	20,695
Derivative financial instruments	**5,470**	15,338	20,752
Total current liabilities	**124,334**	179,614	159,721
Total liabilities	**363,248**	352,619	362,368
TOTAL EQUITY AND LIABILITIES	**554,615**	534,657	578,423

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited, in NOK million)	StatoilHydro shareholders' equity	Minority interest	Total
At 1 January 2008	177,275	1,792	179,067
Net income	34,748	208	34,956
Income and expense recognised directly in equity*	(4,789)	-	(4,789)
Dividend declared and paid	(27,082)	-	(27,082)
Other equity transactions	(71)	(43)	(114)
At 30 June 2008	180,081	1,957	182,038

(unaudited, in NOK million)	StatoilHydro shareholders' equity	Minority interest	Total
At 1 January 2009	214,079	1,976	216,055
Net income	3,744	251	3,995
Income and expense recognised directly in equity*	(5,997)	-	(5,997)
Dividend declared and paid	(23,085)	-	(23,085)
Other equity transactions	223	176	399
At 30 June 2009	188,964	2,403	191,367

*For detailed information, see Consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in NOK million)	For the six months ended 30 June 2009 (unaudited)	For the six months ended 30 June 2008 (unaudited)	For the year ended 31 December 2008
OPERATING ACTIVITIES			
Income before tax	**51,132**	117,479	180,467
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortisation and impairment	**24,001**	17,780	42,996
Exploration expenditures written off	**4,877**	1,485	3,872
(Gains) losses on foreign currency transactions and balances	**8,792**	861	15,243
(Gains) losses on sales of assets and other items	**84**	(1,642)	(2,704)
Changes in working capital (other than cash and cash equivalents):			
• (Increase) decrease in inventories	**(3,592)**	(4,483)	2,470
• (Increase) decrease in trade and other receivables	**11,941**	(13,401)	(1,129)
• (Increase) decrease in net current financial derivative instruments	**(11,503)**	(3,747)	6,708
• (Increase) decrease in current financial investments	**4,536**	(19,565)	(6,388)
• Increase (decrease) in trade and other payables	**(2,713)**	10,114	(5,466)
Taxes paid	**(49,700)**	(52,059)	(139,604)
(Increase) decrease in non-current items related to operating activities	**865**	(423)	6,068
Cash flows provided by operating activities	**38,720**	52,399	102,533
INVESTING ACTIVITIES			
Additions through business combinations	**0**	0	(13,120)
Additions to property, plant and equipment	**(33,808)**	(25,699)	(58,529)
Exploration expenditures capitalised	**(4,412)**	(2,930)	(6,821)
Changes in other intangibles	**(428)**	(1,171)	(10,828)
Change in long-term loans granted and other long-term items	**(842)**	130	(1,910)
Proceeds from sale of assets	**172**	4,021	5,371
Cash flows used in investing activities	**(39,318)**	(25,649)	(85,837)
FINANCING ACTIVITIES			
New long-term borrowings	**41,143**	47	2,596
Repayment of long-term borrowings	**(4,470)**	(2,041)	(2,864)
Distribution to minority shareholders	**176**	(44)	179
Dividend paid	**(23,085)**	(27,082)	(27,082)
Treasury shares purchased	**(75)**	(154)	(308)
Net short-term borrowings, bank overdrafts and other	**(6,483)**	4,412	10,450
Cash flows used in financing activities	**7,206**	(24,862)	(17,029)
Net increase (decrease) in cash and cash equivalents	**6,608**	1,888	(333)
Effect of exchange rate changes on cash and cash equivalents	**(794)**	(48)	707
Cash and cash equivalents at the beginning of the period	**18,638**	18,264	18,264
Cash and cash equivalents at the end of the period	**24,452**	20,104	18,638

See notes to the quarterly Consolidated financial statements.

1 ORGANISATION AND BASIS OF PREPARATION

General information

StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway.

Effective 1 October 2007, Statoil ASA merged with the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). Statoil ASA's name changed to StatoilHydro ASA as of that date. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Organisation

StatoilHydro's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were until 31 December 2008 owned by StatoilHydro ASA and by StatoilHydro Petroleum AS. With effect from 1 January 2009, StatoilHydro ASA transferred the ownership of its NCS net assets to StatoilHydro Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by StatoilHydro Petroleum AS and effective from the same date, StatoilHydro Petroleum AS became the co-obligor of certain existing debt securities of StatoilHydro ASA and guarantor of certain other debt securities of StatoilHydro ASA, and irrevocably assumed and agreed to perform the payment and covenant obligations for the related debt securities.

As a result of this group internal reorganisation, the nature of StatoiHydro ASA's operations and transactions were changed so that the functional currency of the company also changed from NOK to USD effective as of the same date and with prospective effect. The functional currency of StatoilHydro Petroleum AS has not changed and remains NOK. The presentation currency for the StatoiHydro group remains NOK.

Basis of preparation

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the StatoilHydro annual financial statements for 2008. There have been no significant changes in accounting policies compared to the annual financial statements. The interim financial statements are unaudited.

With effect from 1 January 2009 StatoilHydro adopted amendments to IAS 1 *Presentation of Financial Statements* issued in September 2007. The Statement of recognised income and expenses has been replaced with the Consolidated statement of comprehensive income and the Consolidated statement of changes in equity which StatoilHydro previously presented in the Equity note. The Consolidated statement of changes in equity shows changes in non-shareholders' equity separately. StatoilHydro also adopted other required amendments to standards and improvements to IFRSs effective 1 January 2009 with no significant impact on the interim financial statements.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements

The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of the Group are influenced in each period by the level of production, which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2 FINANCIAL LIABILITIES AND FINANCIAL ITEMS

On 11 March 2009 StatoilHydro ASA executed the issuance of a GBP 0.8 billion bond maturing in March 2031, a EUR 1.2 billion bond maturing in March 2021 and a EUR 1.3 billion bond maturing in March 2015. All bonds were issued under StatoilHydro ASA's Euro Medium Term Note Programme and have been listed on the London Stock Exchange.

On 23 April 2009 StatoilHydro ASA executed the issuance of a USD 0.5 billion bond maturing in April 2014 and a USD 1.5 billion bond maturing in April 2019. These registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

All of the bonds are guaranteed by StatoilHydro Petroleum AS.

(in NOK million)	For the three months ended 30 June 2009	For the three months ended 30 June 2008	For the six months ended 30 June 2009	For the six months ended 30 June 2008	For the year ended 31 December 2008
Foreign exchange gains (losses) non-current financial liabilities	0	90	0	2,405	(11,252)
Foreign exchange gains (losses) derivative financial instruments	2,294	244	5,998	5,483	(25,001)
Foreign exchange gains (losses) taxes payable	(562)	0	(1,569)	0	0
Other foreign exchange gains (losses)	(1,862)	395	(6,059)	(3,748)	3,690
Net foreign exchange gains (losses)	(130)	729	(1,630)	4,141	(32,563)
Dividends received	48	155	71	196	290
Gains (losses) financial investments	879	(578)	337	(1,625)	4,796
Interest income financial investments	101	241	215	458	975
Interest income non-current financial receivables	25	12	56	48	130
Interest current financial assets and other financial income	723	888	1,555	2,181	6,016
Interest income and other financial items	1,776	718	2,234	1,258	12,207
Capitalised borrowing costs	378	243	780	548	1,225
Accretion expense asset retirement obligation	(561)	(510)	(1,229)	(1,016)	(2,107)
Interest expense non-current financial liabilities	(1,224)	(570)	(1,987)	(1,155)	(2,743)
Gains (losses) derivative financial instruments	(3,423)	(759)	(5,101)	60	6,708
Interest current financial liabilities and other finance expenses	(1,608)	(323)	(1,774)	(410)	(1,092)
Interest and other finance expenses	(6,438)	(1,919)	(9,311)	(1,973)	1,991
Net financial items	(4,792)	(472)	(8,707)	3,426	(18,365)

Foreign exchange gains and losses derivative financial instruments include fair value changes of currency swap positions related to liquidity and currency risk management. The 4% weakening of the US dollar versus the NOK for the second quarter of 2009 resulted in fair value gains on these positions which are recognised in the Consolidated statements of income.

Effective 1 January 2009 the functional currency changed to US dollar for the parent company. As a result US dollar denominated non-current financial liabilities that impacted Net foreign exchange gains (losses) in 2008, do not impact the Consolidated statements of income in 2009. Correspondingly NOK denominated taxes payable impact Net foreign exchange gains (losses) in 2009, but had no impact on the Consolidated statements of income in 2008.

Gains (losses) derivative financial instruments include fair value changes of interest rate swap positions which are used to manage the interest rate risk on external loans. Increasing USD interest rates during the three and six month periods ended 30 June 2009 resulted in fair value losses on these positions of NOK 4.0 billion and NOK 6.0 billion, respectively.

Included in Interest current financial liabilities and other finance expenses is an impairment write-down of NOK 1.1 billion related to an investment in a refinery company. For further details see note 4.

All hedge accounting relationships, related to a portion of the non-current debt portfolio, have been discontinued in the first quarter of 2009. Fair value adjustments of NOK 2.5 billion previously recorded on the loans in accounting hedge will prospectively be amortised over the remaining life of these loans (14 to 19 years). The amortised income recognised in Gains (losses) derivative financial instruments for the second quarter of 2009 is insignificant.

3 INCOME TAX

(in NOK million)	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2009	2008	2009	2008	2008
Income before tax	19,521	62,141	51,132	117,479	180,467
Income tax	(19,495)	(43,225)	47,137	(82,523)	(137,197)
Equivalent to a tax rate of :	99.9%	69.6%	92.2%	70.2%	76.0%

The income tax rate for the second quarter of 2009 was 99.9% (92.2% for the first half year of 2009), compared to a tax rate of 69.6% in the second quarter of 2008 (70.2% for the first half year of 2008). The increase in the tax rate from 2008 to 2009 was mainly due to significant taxable exchange gains, on US dollar denominated financial liabilities, which do not have an impact on the Statements of income in companies whose functional currency is now USD. In addition, the tax rate increased due to a relatively higher share of operating income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate, and impairment write-downs in entities which are subject to lower than average tax rates.

4 SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
Three months ended 30 June 2009							
Revenues third party and Other income	986	3,018	21,499	78,916	239	0	104,658
Revenues inter-segment	32,954	7,452	352	199	560	(41,517)	0
Net income (loss) from associated companies	29	231	269	65	(4)	0	590
Total revenues and other income	33,969	10,701	22,120	79,180	795	(41,517)	105,248
Net operating income	20,601	1,187	5,054	(1,398)	177	(1,308)	24,313
Three months ended 30 June 2008							
Revenues third party and Other income	7,442	2,534	19,574	141,216	423	0	171,189
Revenues inter-segment	59,666	11,454	649	155	503	(72,427)	0
Net income (loss) from associated companies	9	326	62	50	(1)	0	446
Total revenues and other income	67,117	14,314	20,285	141,421	925	(72,427)	171,635
Net operating income	53,786	9,573	(567)	1,217	(64)	(1,332)	62,613
Six months ended 30 June 2009							
Revenues third party and Other income	88	5,407	55,548	155,777	573	0	217,393
Revenues inter-segment	76,771	13,087	680	986	1,059	(92,583)	0
Net income (loss) from associated companies	41	343	113	136	(23)	0	610
Total revenues and other income	76,900	18,837	56,341	156,899	1,609	(92,583)	218,003
Net operating income	50,597	(1,132)	10,879	2,091	(427)	(2,169)	59,839
Six months ended 30 June 2008							
Revenues third party and Other income	8,685	6,540	45,812	267,155	2,340	0	330,532
Revenues inter-segment	112,826	20,014	1,235	438	952	(135,465)	0
Net income (loss) from associated companies	17	423	(244)	115	(32)	0	279
Total revenues and other income	121,528	26,977	46,803	267,708	3,260	(135,465)	330,811
Net operating income	96,024	13,824	1,439	2,106	718	(58)	114,053

In the International Exploration and Production segment, the Group recognised a net impairment loss of NOK 1.5 billion in the second quarter of 2009 which relates to assets in the Gulf of Mexico. The basis for the impairments are value in use estimates triggered by changes in market conditions and production profiles. The net impairment loss consists of impairment charges of NOK 2.0 billion and reversal of previous periods impairments of NOK 0.5 billion. The net impairments have been presented as Exploration expenses of NOK 2.0 billion and reduction of Depreciation, amortisation and impairment of NOK 0.5 billion on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. In the second quarter 2008, the Group recognised a reversal of impairment of NOK 2.0 billion related to the International Exploration and Production segment. For the six months ending 30 June 2009, the International

Exploration and Production segment recognised a net impairment loss of NOK 3.9 billion, mainly related to assets in the Gulf of Mexico. The net impairment loss consists of impairment charges of NOK 4.4 billion and reversal of previous periods impairments of NOK 0.5 billion. The net impairments have been presented as Exploration expenses of NOK 4.1 billion and reduction of Depreciation, amortisation and impairment of NOK 0.2 billion on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. In the six months ending 30 June 2008 the Group recognised impairments of NOK 2.1 billion and reversal of impairments of NOK 2.0 billion related to the International Exploration and Production segment.

In the Manufacturing and Marketing segment, the Group recognised an impairment loss of NOK 2.2 billion in the second quarter of 2009 related to refinery assets. The basis for the impairment is value in use estimates triggered by downgraded expectations on refining margins, especially in the short and medium term. The impairment has been reflected under Depreciation, amortisation and impairment.

In addition, the Group has recognised an impairment loss of NOK 1.1 billion related to investment in a refinery company which is classified as available for sale financial assets. This impairment loss has not been allocated to a specific segment but is presented under financial items. See also note 2.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate of 6.5% for the second quarter.

In the Manufacturing and Marketing segment, a provision of NOK 1.3 billion related to a take or pay contract was reversed and consequently reduced Operating expenses in the first quarter of 2009.

5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2008	329,841	66,036
Additions	34,987	5,134
Transfers	2,910	(2,910)
Disposals	(97)	(26)
Expensed exploration expenditures previously capitalised	-	(4,877)
Depreciation, amortisation and impairment losses	(23,933)	(68)
Effect of foreign currency translation adjustments	(11,120)	(4,094)
Balance at 30 June 2009	332,588	59,195

6 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 and 7 billion after tax. During the fourth quarter of 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. StatoilHydro rejects both claims.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to StatoilHydro ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securities and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which StatoilHydro ASA may be subject as a result of the merger. Økokrim informed on May 15, 2009 that there will be no investigations related to the international activities of former Hydro Oil & Energy.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

HSE accounting



TOTAL RECORDABLE INJURY FREQUENCY

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. StatoilHydro and contractor employees are included.



SERIOUS INCIDENT FREQUENCY

The serious incident frequency specifies the number of incidents with a very serious nature per million working hours. StatoilHydro and contractor employees are included.



LOST-TIME INJURY FREQUENCY

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. StatoilHydro and contractor employees are included.



OIL SPILLS

Oil spills (scm) cover unintentional oil spills reaching the natural environment from StatoilHydro operations.

*   One spill of 441 scm, Mongstad refinery on 7 September 2007.
**   One spill of 4,400 scm, Statfjord A on 12 December 2007.

Statement on compliance

Board and management confirmation

Today, the Board of Directors, the Chief Executive Officer and the Chief Financial Officer reviewed and approved the StatoilHydro ASA consolidated financial statements as of 30 June 2009.

To the best of our knowledge, we confirm that:

- the Statoilhydro ASA consolidated financial statements for the first half of 2009 have been prepare in accordance with IFRSs and IFRICs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertanties of the group.

Oslo, 3 August 2008

THE BOARD OF DIRECTORS OF STATOILHYDRO ASA

SVEIN RENNEMO
CHAIR

MARIT ARNSTAD
DEPUTY CHAIR

LILL-HEIDI BAKKERUD

KJELL BJØRNDALEN

EINAR ARNE IVERSEN

ROY FRANKLIN

JAKOB STAUSHOLM

ELISABETH GRIEG

GRACE REKSTEN SKAUGEN

MORTEN SVAAN

ELDAR SÆTRE
CHIEF FINANCIAL OFFICER

HELGE LUND
PRESIDENT AND CEO